2004 ANNUAL REPORT



A Heritage Of Excellence. A Future Of Promise


WGNB
BANK HOLDING COMPANY

(Dollars in thousands, except per share data)

Year Ended December 31,	2004	2003	2002
Net Earnings	$ 6,064	$ 5,787	$ 5,545
Diluted Earnings per Share	$ 1.81	$ 1.72	$ 1.69
Return on Average Equity	13.86%	14.22%	15.56%
Return on Average Assets	1.41%	1.51%	1.55%
Overhead Ratio	58.56%	59.12%	58.24%
Total Assets	$441,929	$ 393,216	$ 385,121
Total Loans	$356,909	$ 296,498	$ 273,471
Total Stockholders' Equity	$ 44,962	$ 42,089	$ 38,520



West Georgia National Bank Executive Management (L to R) William R. Whitaker – Senior Vice President, Janice C. Fraser – Senior Vice President, , Steven J. Haack – Chief Financial Officer, L. Leighton Alston – Chief Executive Officer, H. B. (Rocky) Lipham, III – President, W. Galen Hobbs, Jr. – Executive Vice President, M. Dan Butler – Chief Information Officer

Growing with Carroll and Douglas Counties

During 2004, Carroll County passed the 100,000 population mark, joining Douglas County in that milestone. In 2004 Carroll County's single-family construction building permits rose more than 20 percent over the 2003 figure.

In particular, the city of Villa Rica has experienced tremendous population growth during this period, rising almost 16 percent. That figure will increase even more rapidly as the Mirror Lake community expands.

Douglas County continues to experience significant growth in industry and population. In fact, Douglasville is the eleventh fastest growing city in the U.S. With large employers such as Google, Macy's, The American Red Cross, JVC and others providing numerous job opportunities, the Douglas County economy is sure to continue its momentum.

The overall effect on WGNB is that we find ourselves ideally positioned to take advantage of the impressive growth of both Carroll and Douglas counties – and through strong marketing of our products and services, we intend to build on our leadership position.


Douglas County
Carroll County
Villa Rica
Carrollton
Bowdon
Atlanta
75
285
20
85
20
85
75
Branch/ATM
ATM

Selected 10 Year Financial Highlights

Average Annual:

Asset growth, '94-'04 – 12.0%
Diluted earnings per share growth, '94-'04 – 13.1%
Return On Equity, '94-'04 – 16.0%
*Dividend increase, '94-'04 – 17.1%**
*Share-price increase, '94-'04 – 16.5%**
**Split adjusted*

Other WGNB Rankings

- ***3-year avg. ROE – #29 in nation for financial institutions with assets under $1 billion [U.S. Banker magazine]***
- ***Top 100 Georgia Businesses – 3rd consecutive year [Atlanta Journal Constitution]***

NASDAQ

WGNB Corp. is the only company headquartered in Carroll County listed on NASDAQ – symbol: WGNB. The listing brings the Company's strong fiscal performance to the attention of analysts and investors, which in turn helps increase the liquidity of our stock.

Like many U.S. businesses, WGNB Corp. saw 2004 start flat and gradually gain momentum. In fact, the fourth quarter was the Company's most successful quarter during our entire 58-year history.

I realize nothing is certain and that the Company cannot see into the future, but we expect our performance during 2005 to maintain the exceptional momentum with which we finished 2004.

Last year, we achieved another record – $60.4 million in consumer and commercial loan growth, a 20.4 percent increase over the previous 12 months.Reflecting the I-20 corridor's status as one of metro Atlanta's most active growth areas, the Bank's biggest loan expansion was in land acquisition, particularly for large housing developments.



Additional Financial Notes of Interest for 2004

WGNB's management team is especially pleased that, even during our increased loan activity and other accelerated initiatives, we were able to decrease our overhead ratio from 59.1 percent to 58.6 percent.

WGNB Corp. was also able to increase dividends every quarter during 2004, thus allowing us to continue adding to our record of dividend increases, which now stands at 20 consecutive quarters. Our 2004 dividends totaled $0.775 per share, a 15.7 percent upswing over dividends declared in 2003.

In another milestone, the Company's total consolidated assets grew by $48.7 million to just under $442 million, an increase of 12.4 percent that put us over the $400 million mark for the first time. Our year-end net earnings from 2003 to 2004 increased $277,000, or 4.8 percent. The return on average assets and equity during 2004 was 1.41 and 13.9 percent, respectively, which compares to 1.51 and 14.2 percent for the same period in 2003.

Total deposits grew by $35.1 million, or over 11.6 percent, in 2004. And thanks to both loan growth and overhead management, we were able to end the year with our fourteenth consecutive year of earnings growth.

Two Other Areas of Major Growth

There are two other areas I'm especially pleased to report on for 2004, both of which you'll read more about in this report. First is the continuing growth of the Bank's involvement with our community's Spanish-speaking market, which resulted in 225 consumer loans totaling over $3,000,000 – a more than 300 percent increase from 2003.

In addition to hiring Spanish-speaking customer service representatives, we promoted our bilingual loan officer. Our telephone banking system and ATM network now have Spanish options. With approximately 15 percent of our market area's population being Spanish-speaking, we anticipate the growth in this sector will continue to be extremely strong.

The second area I'm pleased to update you on is our brand new Mirror Lake office. After having a temporary office on the site, we broke ground on the permanent building early in 2004. We recently opened this state-of-the-art facility. It is adjacent to a huge new residential development of over 3,000 homes and an emerging commercial district – both of which point toward even more success in the near term.

Because we planned carefully and kept overhead low, the office was profitable the day it opened. Industry-wide, it typically takes about 30 months for a new branch to reach profitability. By implementing this strategy we were able to surpass that measure dramatically.

Every staff member is qualified to perform every banking service available in the branch, including making loans. Throughout the facility, our Mirror Lake office reflects the Company's commitment to take advantage of the latest technology to deliver the finest customer service in our entire market area.



An Important Promotion and a Strong Board of Directors

After 30 years of dedicated service, Richard A. Duncan, President of the Bank, has retired. Fortunately, Richard will continue to serve on our Boards of Directors and on the Bank's Executive Loan Committee.

To succeed Richard, I am pleased that WGNB Corp. promoted H.B. "Rocky" Lipham, III to Executive Vice President of the Company and President and a Director of the Bank. Rocky has demonstrated his financial skill time after time during his 11-year tenure with WGNB, and is certainly deserving of the trust the Board has placed in him.

What the Near Term Holds for WGNB

As I indicated earlier, the Bank's management team is strongly optimistic about our market area's growth over the next several years. All indications are that the I-20 corridor will continue to be the focal point of both residential and commercial expansion. Over the past several years data shows that Carroll and Douglas counties were among the 100 fastest-growing counties in the U.S., and we see this trend accelerating even more.

As always, our goal is to perform in the very top tier of our peer group of community banks, and we are meeting that goal. We are currently the twenty-ninth highest performing publicly traded financial institution under $1 billion in assets in the nation, based on a three-year average return on equity, according to *U.S. Banker* magazine. We have also grown more in deposits over the past decade than any other bank in Carroll County, and our market share is approaching 24 percent.

WGNB's growth strategy remains consistent. We will prudently pursue all viable expansion opportunities, whether they might entail acquisitions, additional branches, or both. As you can tell, we are confident that our market area has excellent short- and long-term growth potential, and we are determined to act accordingly for the benefit of our customers and investors.

I certainly want to thank our experienced, innovative management team and staff, our involved Board, our loyal shareholders and our expanding customer base for making the Bank's 2004 success possible.

With your ongoing help, WGNB will succeed by continuing to build on our heritage of excellence.

Sincerely,



L. Leighton Alston
President and Chief Executive Officer



Continuing Our Heritage of Financial Strength

For the first time in our 58-year history, WGNB Corp. passed the $400 million mark in total consolidated assets, ending 2004 with $441,928,973. That represents a $48.7 million increase during the year, or 12.4 percent.

Also, total loans grew by $60 million, or over 20 percent for the year, the largest annual dollar amount of loan growth in our history. In fact, the Company has grown its construction loan portfolio, which includes all types of construction, by 68 percent in 2004. Total deposits grew by $35 million, or more than 11.6 percent.

Our year end net earnings increased by 4.8 percent over 2003 and our management team feels optimistic about the financial trends that gathered strength late in 2004. Comparing the net earnings for the first half of 2004 to the second half of 2004, the Company experienced an 18 percent earnings growth rate, and fourth quarter net income gave us record earnings for a single quarter.

Growth in the Face of Increased Competition

Although our market area has seen a great deal of increased banking competition over the past two years, we continue to be the clear leader with a market share of deposits of almost 24 percent in Carroll County. So, although our "slice of the pie" may have remained virtually the same as 2003, the "pie" itself grew, enabling us to reach the milestones mentioned above.

In 2004, we raised our stock dividend each quarter, which gave us another record: 20 consecutive quarters of dividend increases. In fact, the dividend rate increased by 15.7 percent over 2003, and our dividend payout ratio for 2004 was 42.3 percent of net earnings, compared to 38.3 percent in 2003.

Another financial highpoint in 2004 was that we decreased our overhead ratio from 59.1 percent to 58.6 percent, a significant achievement. Plus, our inclusion in the OCC's Legal Lending Limit Pilot Program was extended through 2007, meaning we can lend up to 25 percent of our capital (with a cap of $10 million) rather than the 15 percent to which other national banks are limited.

The Mirror Lake Office: Our Highest-Profile Accomplishment of 2004

Early in 2004, we broke ground on our permanent office adjacent to the 3,000-plus home Mirror Lake master-planned golf community in Villa Rica. With so many new additions to the area, such as schools, daycare facilities, churches and businesses, we are convinced Mirror Lake represents high-growth potential for WGNB, and we are determined to make the most of that opportunity.


Lobby
Teller



We began prudently with a temporary office, which allowed us to grow our customer base while keeping overhead low. The just-opened permanent office is already profitable – an accomplishment that industry-wide normally takes about 30 months.

The permanent Mirror Lake office embodies the "future of promise" part of our corporate theme line. It contains many advanced technological features, all of which have one aim: to continue our nearly six decades of delivering the finest customer service in our marketplace.

In essence, we have combined "high-tech" with "high-touch"; that is, we have used state-of-the-art financial technology, combined with experienced personnel, to deliver a quick, friendly banking experience for every customer.

A Brief Tour of Our Mirror Lake Office

Every customer is immediately greeted by one of our Customer Service Representatives (CSR) at the "concierge" station. Each CSR is cross-trained to assist customers with all of their banking needs. Children may play in a special designated area. The Kids' Zone includes toys and games to entertain children while their parents are conducting business. The customer lounge area encompasses an array of services, including an interactive online banking station, an information center with a variety of collateral materials, as well as a self-serve coffee bar.

Depository transactions are handled at any of five private lobby teller units, each of which allows the customer to see and talk with a teller via a video screen. These lobby teller units not only provide faster customer service, they also allow us to keep overhead lower, because a single teller can serve multiple customers simultaneously. In addition, safety for our customers and employees is increased dramatically.

The safe deposit box area features a welcome breakthrough. Each safe deposit box holder's palm print is recorded electronically. All the customers have to do to enter the safe deposit vault is key in their Personal Identification Number and place their palm on the reader for verification. The customer then needs only his or her key to open the box. This biometric-access safe deposit vault further enhances customer convenience, privacy and security.

Mirror Lake Provides the Ultimate in Customer Service

An innovative customer service benefit of our newest office is that lobby staff members can perform every service, including opening new deposit accounts or making consumer loans. Commercial, mortgage and construction loan officers are available to handle specialized lending needs. For investment advice, a Smith-Barney representative is available.

As you can tell, we are quite enthusiastic about the Mirror Lake office – it will raise the bar for all our competitors. Best of all, it demonstrates WGNB's tangible commitment to continue our heritage of providing the finest customer experience available anywhere in our market area.

WGNB's Involvement with the Spanish-Speaking Community Continues to Grow



Our market area's Spanish-speaking population grew significantly during 2004. We are marketing aggressively to this financially underserved community, primarily through personnel additions, technology enhancements and education.

We recently promoted a Spanish-speaking lender to Banking Officer and hired Spanish-speaking customer service representatives. Our "Round The Clock" telephone banking service and our ATMs have been updated to include Spanish options.

Our 2004 bilingual marketing efforts have certainly been successful. The Bank generated 225 consumer loans totaling over $3,000,000 – which represents a 300 percent increase over the loan total for 2003. We have also added 350 new deposit accounts.

Seminars and training sessions continue to build confidence in our Spanish-speaking customers to manage their finances. WGNB's bilingual staff provides educational seminars for potential customers in many locations, and they provide training sessions at the Bank to assist personnel in addressing the needs of Spanish-speaking customers.



WGNB's Other Community Involvement Activities Range Far and Wide

As the oldest, most successful community bank in our market area, we not only believe in service to our community – we practice it on a daily basis. The vast majority of our staff volunteers in local charitable organizations, and they contributed thousands of hours throughout 2004 to improve the lives of our neighbors.

It's simply not possible to list all of the organizations our team has supported, but here are a few:

Carroll Tomorrow Foundation Board of Directors

Douglas Emerging

University of West Georgia Foundation

Carroll County Chamber of Commerce

Tanner Medical Foundation

United Way of Douglas County

Douglas County Chamber of Commerce

The Salvation Army Hurricane Disaster Relief

Habitat for Humanity

West Georgia Business and Industrial Leaders Association

Carroll County Water Authority

CASA (Court Appointed Special Advocates)

Making Carrollton More Festive and Attractive

Over 100 WGNB employees, customers, friends and family participated in Carrollton's July 4th parade. As you can see, our colorful float highlighted our corporate theme. Plus, for the second consecutive year, we were the lead sponsor of Carrollton Main Street's West Georgia National Bank Christmas parade, which brought a great deal of holiday cheer to folks of all ages.


HAS A HEART FOR OUR COMMUNITY
Heritage of Excellence . . . A Future of Promise

WGNB Team Members Contribute Dollars in Addition to Volunteer Hours

We're especially pleased to announce that WGNB donated over $100,000 to local educational, civic and charitable organizations during 2004.

We also continued our "dress down" promotion, by allowing WGNB employees the option to pay $2 each pay period for the privilege of dressing business casual during the week and "dressing down" on Saturdays. It generated more than $7,000 in contributions, which were distributed among nearly two dozen local and national charities, some of which include:

Alice's House Community Children's Home

Carroll County Make-A-Wish Foundation

Douglas County United Way

Carroll County Women's Emergency Shelter

Carroll Rape-Crisis Center

Douglas County Boys & Girls Club

Alzheimer Association

During 2004, our Board of Directors continued devoting impressive energy and oversight to all aspects of the Company's operations. In particular, the Board participated in a day-long, in-depth strategic planning session focusing on the Company's growth plans. Members also kept current on a number of other issues, ranging from Sarbanes-Oxley 404 and asset/liability management ... to risk assessment and audit procedures.



Seated (L to R)

L. Leighton Alston
CEO
West Georgia National Bank
President & CEO
WGNB Corp.

W. T. Green, Jr.
Chairman & CEO
Greenway Medical Technologies

Richard A. Duncan
Retired President
West Georgia National Bank
Retired Executive Vice President
WGNB Corp.

Standing (L to R)

Frank T. Thomasson, III
Division President
Thomasson Printing

Grady Woodfin Cole
President & CEO
Carroll Realty and Insurance Company

Thomas T. Richards
President
Richards Mortgage Servicing

Wanda W. Calhoun
Educator
Carroll County Board of Education

L. G. (Jack) Joyner
Owner
J&R Construction & Development

R. David Perry
Retired Pharmacist

Charles M. Willis, Sr.
Co-Owner
The Squire Shop

J. Thomas Vance
Attorney
Tisinger, Tisinger, Vance & Greer

L. Richard Plunkett
President
Plunkett & Associates

Thomas E. Reeve, III, M.D.
Partner
Carrollton Surgical Group

Oscar W. Roberts, III
(Not Pictured)
Real Estate and Investments

Contents

Company Overview

Business Description

WGNB Corp. is a $442 million asset bank holding company headquartered in Carrollton, Georgia. The Company was organized as a business corporation under the laws of the State of Georgia in 1984 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended, and under the bank holding company laws of the State of Georgia. The Company conducts operations in western Georgia through its wholly-owned subsidiary, West Georgia National Bank (the "Bank"). The Bank was organized in 1946 as a national banking association under the federal banking laws of the United States. As of March 14, 2005, the Company had 3,324,504 issued and outstanding shares of common stock, $1.25 par value per share (the "Common Stock"), held by approximately 900 shareholders of record.

The Company conducts all of its business through the Bank. The executive offices of the Company and the main office of the Bank are located at 201 Maple Street, Carrollton, Georgia 30117.

The Bank

The Bank is a full service commercial bank offering a variety of services customary for community banks of similar size which are designed to meet the banking needs of individuals and small to medium-sized businesses. The Bank attracts most of its deposits from Carroll and Douglas Counties and conducts most of its lending transactions from an area encompassing Carroll, Douglas and Paulding Counties.

The Bank's main office is located in Carrollton, Georgia. The Bank operates a total of seven branches and six additional 24-hour ATM sites located in Carroll and Douglas Counties in Georgia. The Bank operates, in addition to its main office, two additional branches in the city of Carrollton, two branches in Villa Rica, one branch in Bowdon and one branch in Douglasville, Georgia.

As a convenience to its customers, the Bank offers at all of its branch locations drive-thru teller windows and 24-hour automated teller machines. All but one location has Saturday banking hours. The Bank is a member of Star, Cirrus and several other ATM networks of automated teller machines that permit Bank customers to perform monetary transactions in most cities throughout the southeast and other regions. The Bank also offers Internet banking services through its web site located at www.wgnb.com. Information included on the Bank's website is not a part of this Report.

Deposit Services. The Bank offers a full range of deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The accounts are all offered to the Bank's market area at rates competitive to those offered in the area. All deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum allowed by law. In addition, the Bank has implemented service charge fee schedules competitive with other financial institutions in its market area covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

As of December 31, 2004, the Bank had deposits of approximately $338 million, and approximately 27 thousand deposit accounts. No material portion of the Bank's deposits relates to one or a few persons or entities (including federal, state and local governments and agencies). The loss of any one or a few principal deposit customers would not be likely to have a material adverse effect on the operations or earnings of the Bank.

The following table sets forth the mix of depository accounts at the Bank as a percentage of total deposits as of December 31, 2004.

Deposit Mix

	At December 31, 2004
Non-interesting bearing demand	13%
NOW accounts and money market	39%
Savings	4%
Time Deposits	
Under $100,000	27%
$100,000 and over	17%
	100.00%

Lending Services. The Bank's lending business consists principally of making consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. In addition, the Bank makes secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition or improvement of personal residences. As of December 31, 2004, the Bank had approximately $357 million in total loans outstanding, representing 81% of its total assets of approximately $442 million. The loan portfolio is made up of both fixed and adjustable rate loans. Approximately 59% of the Company's total loan portfolio is fixed rate and 41% is adjustable rate as of December 31, 2004. No material portion of the Bank's loans is concentrated within a single industry or group of related industries. The Bank is not dependent to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not be likely to have a material adverse effect on the operations or earnings of the Bank.

Real Estate Loans. Loans secured by real estate make up the primary component of the Bank's loan portfolio, constituting approximately $288 million, or 81%, of the Bank's total loans as of December 31, 2004. Approximately 56% of the real estate loans are fixed rate and 44% are adjustable rate. Approximately 49% of the fixed rate real estate loans mature in one year or less and approximately 90% of the fixed rate real estate loans mature in five years or less. These loans consist of commercial real estate loans, construction and development loans, residential real estate loans and home equity loans. Real estate loans are collateralized by commercial and residential real estate in the Company's primary and secondary market areas. The types of real estate that typically constitute collateral include primary and secondary residences for individuals, including multi-family projects, places of business, real estate for agricultural uses and undeveloped land.

Commercial Loans, Other Than Commercial Loans Secured by Real Estate. The Bank makes loans for commercial purposes in various industries resident to its market area. As of December 31, 2004, commercial loans constituted approximately $51 million, or 14% of the Bank's total loans. Approximately 61% of commercial loans are fixed rate while 39% are adjustable. The typical commercial loan has a maturity of three years or less. The typical commercial loan has collateral such as equipment for business use and inventory and may include unsecured working capital lines.

Consumer Loans. The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans and lines of credit. As of December 31, 2004, the Bank held approximately $19 million of consumer loans, representing 5% of its total loans. Consumer loans are primarily fixed rate in nature with 95% of this loan category carrying fixed rates. These loans are typically collateralized by personal automobiles, recreational vehicles or cash on deposit and may include unsecured loans to individuals.

Other Lending Activities. The Bank also engages in secondary-market mortgage activities whereby the Bank originates mortgage loans on behalf of investor correspondent banks who fund the loans. The investor correspondent banks underwrite and price the loans and the Bank receives a fee for originating and packaging the loans. Periodically, the Bank receives discount points depending on the pricing of the loan. No mortgage loans are held by the Bank for resale nor does the Bank service third party loans.

Risks Associated with Lending Activities. Consumer and non-mortgage loans to individuals entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial loans and loans secured by commercial and multi-family real estate properties are generally larger and involve a greater degree of credit risk than one-to-four family residential mortgage loans. Because payments on these loans are often dependent on the successful operation of the business or management of the property, repayment of such loans may be subject to adverse conditions in the economy or real estate markets. It has been the Bank's practice to underwrite such loans based on its analysis of the amount of cash flow generated by the business and the resulting ability of the borrower to meet its payment obligations. In addition, the Bank, in general, seeks to obtain a personal guarantee of the loan by the owner of the business and, under certain circumstances, seeks additional collateral.

Construction loans are generally considered to involve a higher degree of credit risk than residential mortgage loans. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest and fees. In addition, the Bank assumes certain risks associated with the borrower's ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or in a quality manner, the Bank may be confronted with a project which, when completed, has a value insufficient to assure full repayment or to advance funds beyond the amount originally committed to permit completion of the project. Additionally, the Bank limits draws on construction projects on a percentage of completion basis which is monitored by an independent inspection process.

Target Concentrations & Loan Portfolio Mix. The Bank has target concentration and portfolio mix limits written in its loan policy. The goal of the policy is to avoid concentrations that would result in a particular loan or collateral type, industry or geographic area comprising a large part of the whole portfolio. The portfolio should be varied enough to obtain a balance of maximum yield and acceptable risk. The loan portfolio mix is reported and reviewed quarterly by the Board of Directors. Concentration targets are evaluated periodically to determine changes in risk profiles and market need. The following represents target concentrations of loans by category as a percentage of total loans:

Unsecured loans	6%
Loans secured by:	
Residential real estate	30%
Commercial real estate	35%
Convenience stores assets	6%
Hotels/motels	5%
Poultry facilities	7%
Acquisition & development/construction loans	30%
Commercial and industrial purpose loans	20%
Exceptions to primary and secondary trade area	15%

While the loan policy includes a provision generally limiting all types of real estate loans to 85% of the total loan portfolio, the executive loan committee can approve loans that exceed the policy limits on a case by case basis where warranted. Although, in aggregate, it accounts for a large portion of the loan portfolio, real estate lending has historically been the Company's lowest loan loss category.

Legal Lending Limit. The Bank is subject to loans to one borrower limitations prescribed for national banks by the Office of the Comptroller of the Currency. The legal lending limit to a single borrower by regulation is 15% of a bank's total capital plus reserves, plus an additional 10% of a bank's capital and reserves if the amount exceeding the 15% general limit is secured by readily marketable securities. The Bank, however, has adopted an internal policy requiring all exposure above 15% of capital and reserves to be approved by the entire Board of Directors unless certain conditions are met including one or more of the following:

- the amounts exceeding the limit are sold on a non-recourse basis;
- the amounts exceeding the limit are secured by readily marketable securities, up to a limit of 25% of capital and reserves; or
- the amounts exceeding the limit are secured by a perfected first lien security interest in one-to-four family real estate in an amount that does not exceed 80% of the appraised value of the property and the outstanding indebtedness to the borrower does not exceed the lesser of 20% of capital and reserves, or $10 million; or
- the amounts exceeding the limit are for small business purposes and secured by non-farm nonresidential properties or are commercial or industrial loans, but in no event can the outstanding indebtedness exceed the lesser of 20% of capital and reserves, or $10 million.

Loan Underwriting Standards. Management recognizes the importance of character and past performance as consideration in the lending decision process. In analyzing a credit relationship, primary emphasis is placed on adequacy of cash flow and the ability of the borrower to service the debt. Secondary emphasis is placed on the past performance of the borrower, the type or value of the collateral, the amount of net worth present or any performance of endorsers or guarantors that has not been proven.

Collateral is not considered a substitute for the borrower's ability to repay. Collateral serves as a way to control the borrower and provide additional sources of repayment in the event of default. The quality and liquidity of the collateral are of paramount importance and must be confirmed before the loan is made. The Bank has loan-to-value and margin guidelines that are varied depending on the type of collateral offered. Loans secured by liquid assets and securities carry margins of 75% to 100% depending on the liquidity and price volatility of the asset. Loans to value on various types of real estate credits generally do not exceed 85% with most below 80%. Installment loans, in general, allow for a maximum loan to collateral value of 85%. In addition, there are limits on terms of repayment of loans for automobiles and related collateral which are dependent on the age of the asset. There are certain exceptions to the loan to value guidelines that are dependent on the overall creditworthiness of the borrower.

Loan Approval. The Bank's loan approval policies provide for various levels of officer lending authority. When the aggregate outstanding loans to a single borrower exceeds an individual officer's lending authority, the loan request must be considered and approved by an officer with a higher lending limit or an officers' loan committee (the "OLC"). Individual officer's secured and unsecured lending limits range from $5,000 to $100,000, depending on seniority. The OLC, which consists of the president, one executive vice president, two senior vice presidents and other lenders, has a lending limit of $500,000 for secured and $200,000 for unsecured loans. Loans between $500,000 and the Bank's legal lending limit must be approved by an executive loan committee, which is made up of the CEO of the Company, the President of the Bank and six outside directors.

Loan Review. The Bank has a comprehensive loan review process involving an independent loan review officer and lending officers. The loan review process is designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of rating their loans. According to the current bank loan policy, the scope of loan review activity is to include a minimum of 90% of all commercial and business purpose loan relationships greater than $500,000, with random sample checks on consumer loans and other loans less than $500,000. Additionally, the loan review officer monitors the loan rating system to ensure proper risk identification. The Bank's risk identification process is also reviewed by its regulators and its independent auditors. Upgrades and credit risk grades require the approval of the loan review officer. In the event of disagreement, the executive loan committee makes the final decision.

During the last quarter of 2004, the loan review officer position was vacant. Therefore, the loan review schedule was not completed for 2004. During this time, the President served in the capacity of monitoring and approving risk ratings. Other employees prepared and monitored loan review data. The loan review position has been filled with a qualified candidate as of March 1, 2005.

Market Area

The following statistical data is based on information contained in a report published by the University of West Georgia Department of Economics dated November 4, 2004 and information published by the FDIC on its web site.

The Bank's primary market area includes all of Carroll, Douglas and Paulding Counties in Georgia. Approximately 94% of the Bank's deposit customers reside in Carroll County, although it attracts some loan business from neighboring Douglas and Paulding Counties. The Bank's secondary market area includes the Georgia counties of Heard, Haralson and Coweta, and the Alabama counties of Cleboume and Randolph. Carroll County is located approximately 45 miles southwest of Atlanta and 90 miles east of Birmingham, Alabama. Carroll County ranks 29th among Georgia's 159 counties in land area with 499 square miles and 20th (up from 23rd in 2000) in population with a 2003 population of 98,525. Carroll County's major industries include manufacturing, wholesale trade, food processing, paper and lumber products, construction and health services. The Bank's main office is located in Carrollton, which is the county seat for Carroll County. The University of West Georgia, which serves more than 9,000 students, Southwire Inc. and Tanner Medical Center are also located in Carrollton.

During the 1990's the Carroll County grew at an average annual rate of 2%, down slightly from the 2.5% annual rate in the 1980's and slower than the State of Georgia annual growth rate of 2.4%. Net migration accounted for 60% of the 1990 population growth, while 40% was due to natural increase. Carroll County's population growth has accelerated in recent years, growing at an annual average rate of 3.8% from 2000-2003. This is almost double the County's growth rate in the 1990's. From April 2000 to July 2003, Carroll's population grew 11,250 with net migration accounting for 80% of the change and most of the growth occurring on the I-20 corridor near Villa Rica and Temple, Georgia.

Carroll County continues to be the largest deposit base county in the Bank's market area with Douglas County, to its east, and Paulding County, to its north, emerging as deposit growth areas. The compound annual growth rate for deposits at financial institutions in Carroll County for the years 1993-2003 was 5%. The amount of total deposits in Carroll County was approximately $1.29 billion as of June 30, 2004, compared to total deposits of approximately $710 million as of June 30, 1993. The Bank holds 23% of the market's deposits and the number one position in Carroll County market share. The number two, three and four banks have 20%, 13% and 8%, respectively. The top four banks held a total of 65% of the market share of deposits in Carroll County.

Douglas County had the second largest deposit base in our market area with $973 million in total deposits, and Paulding County had the third largest base with $745 million in total deposits, as of June 30, 2004. The Bank held a market share of 2% of total deposits in Douglas County or $21 million as of June 30, 2004, representing the 10th largest deposit market share for any financial institution located in Douglas County. The bank has no deposits in Paulding County.

The Bank established two branches in the Douglas County market over the past four years. One branch is located on Highway 5 just south of I-20 and the other is located in a rapidly developing area known as Mirror Lake located on Mirror Lake Boulevard just north of I-20. The Bank moved into its permanent facility located in front of The Village at Mirror Lake Shopping Center in February 2005. The Bank intends to serve the Douglas County market with these two locations.

Douglas County ranks 139th out of 159 counties in land area with 199 square miles, but 16th in population in Georgia for 2003 with a population of 102,015. During the 90's, Douglas grew at an annual rate of 2.6% with migration accounting for 65% of that growth. From 2000 to 2003 that growth rate increased to an average annual rate of 3.2% per year. Based on building permit activity, Douglas joined Carroll, Coweta, and Paulding as one of the 100 fastest-growing counties in the U.S., ranking 99th in the nation. In recent years, the city of Douglasville represented 65% of the growth the county experienced. Douglasville's population growth was the result of new residential construction and annexation of county land into the city.

Competition

The Bank operates in a competitive environment, competing for deposits and/or loans with commercial banks, thrifts and other financial entities. Principal competitors include other small community commercial banks (such as McIntosh Commercial Bank, First Georgia Community Bank, Community Bank of West Georgia and Hometown Bank of Villa Rica) and larger institutions with branches in the Bank's market area such as CB&T of West Georgia (a division of Synovus Bank), BB&T, Regions Bank, United Community Bank, Bank of America, SunTrust Bank and SouthTrust Bank. Numerous mergers and consolidations involving banks in the Bank's market area have occurred, requiring the Bank to compete with banks with greater resources. However, West Georgia National Bank is the largest and oldest independent bank in Carroll County. McIntosh Commercial Bank commenced operations in the fourth quarter of 2002, Community Bank of West Georgia commenced operations in the second quarter of 2003, First Georgia Community Bank commenced operations in the third quarter of 2003 and Peoples Community National Bank commenced operations in the third quarter of 2004. The de novo banks are limited in their funding strategies because they typically do not have access to wholesale funding. Given the limited growth in total deposits in Carroll County, this has the effect of running up deposit rates as the new banks compete for funds in the market area.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial institutions operating in the Bank's market area offer services such as trust, investment and international banking, which the Bank does not offer, and have greater financial resources or have substantially higher lending limits than the Bank.

To compete with other financial services providers, the Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs. Management believes that the Bank has an opportunity to establish business ties with customers who have been displaced by the consolidations and desire to forge banking relationships with locally owned and managed institutions. In addition, as commercial customers' needs outgrow a de novo bank's ability to fund their business, the Bank has a higher loan to one borrower limit.

The Bank offers many personalized services and attracts customers by being responsive and sensitive to the needs of the community. The Bank relies not only on the goodwill and referrals of satisfied customers, as well as traditional media advertising to attract new customers, but also on individuals who develop new relationships to build its customer base. To enhance the Bank's image in the community, the Bank supports and participates in many events. Employees, officers and directors represent the Bank on many boards and local civic and charitable organizations.

Market Information

The Company's Common Stock is traded on the NASDAQ SmallCap Market System under trading symbol "WGNB". Approximately 900 shareholders of record held the Common Stock as of March 14, 2005. Set forth below are the high and low bid prices for each full quarterly period during 2003 and 2004 and the dividends declared and paid per share of Common Stock for those periods.

		Price Range Per Share		Dividends
		Low	High	Paid Per Share
2003:				
	First Quarter	$24.52	$28.75	$0.160
	Second Quarter	25.25	37.25	0.165
	Third Quarter	25.50	27.10	0.170
	Fourth Quarter	26.27	31.17	0.175
2004:				
	First Quarter	$28.07	$31.25	$0.183
	Second Quarter	28.00	30.40	0.190
	Third Quarter	27.50	29.75	0.198
	Fourth Quarter	29.15	30.52	0.210

Dividends

The declaration of future dividends is within the discretion of the Board of Directors and will depend, among other things, upon business conditions, earnings, the financial condition of the Bank and the Company, and regulatory requirements.

Quantitative and Qualitative Disclosures About Market Risk

For information regarding the market risk of the Company's financial instruments, see "Management's Discussion and Analysis of Financial Condition and Results of Operation – Asset/Liability Management." The Company's principal market risk exposure is to interest rates.

Selected Financial Data

The selected consolidated financial data of the Company for and as of the end of each of the periods indicated in the five-year period ended December 31, 2004 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company, including the notes to those consolidated financial statements contained elsewhere in this Report.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
For the Year:					
Total Interest Income	$25,268	$23,542	$24,296	$26,548	$24,049
Total Interest Expense	7,570	7,527	8,724	12,069	10,356
Net Interest Income	17,698	16,015	15,572	14,479	13,692
Provision for Loan Losses	925	350	483	910	509
Net Interest Income After Provision for Loan Losses	16,773	15,665	15,089	13,569	13,184
Total Other Income	5,637	5,554	5,251	4,550	2,991
Total Other Expense	13,664	12,752	12,127	10,859	9,283
Earnings Before Income Taxes	8,746	8,467	8,213	7,260	6,892
Income Taxes	2,682	2,680	2,668	2,471	2,487
Net earnings	6,064	5,787	5,545	4,789	4,404
Per Share Data:					
Net earnings	1.83	1.75	1.71	1.55	1.42
Diluted net earnings	1.81	1.72	1.69	1.52	1.41
Cash dividends declared	.78	.67	.60	.55	.48
Book value	13.52	12.72	11.65	9.42	8.30
Tangible book value	13.52	12.72	11.65	9.42	8.30
At Year End:					
Total loans	356,909	296,498	273,471	253,805	228,467
Earning assets	425,062	367,694	360,226	331,690	272,512
Assets	441,929	393,216	385,121	350,222	289,112
Total deposits	338,398	303,316	298,726	280,531	233,811
Stockholders' equity	44,962	42,089	38,520	29,204	25,687
Common shares outstanding	3,325,774	3,306,452	3,306,733	3,100,355	3,095,455
Average Balances:					
Total loans	330,159	287,861	262,781	248,863	210,127
Earning assets	404,121	357,468	337,583	310,027	259,736
Assets	428,637	384,395	357,418	326,653	276,719
Deposits	325,991	296,723	279,483	263,668	224,220
Stockholders' equity	43,742	40,708	35,640	27,986	23,700
Weighted average shares outstanding	3,305,736	3,308,087	3,243,849	3,098,067	3,098,419
Key Performance Ratios:					
Return on average assets	1.41%	1.51%	1.55%	1.47%	1.59%
Return on average equity	13.86%	14.22%	15.56%	17.11%	18.58%
Net interest margin, taxable equivalent	4.55%	4.65%	4.76%	4.84%	5.44%
Dividend payout ratio	42.62%	38.29%	34.94%	35.48%	33.80%
Average equity to average assets	10.20%	10.59%	9.97%	8.57%	8.56%
Average loans to average deposits	101.28%	97.01%	94.02%	94.39%	93.71%
Overhead ratio	58.56%	59.12%	58.24%	57.07%	55.64%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of the following discussion is to address information relating to the financial condition and results of operations of the Company that may not be readily apparent from a review of the consolidated financial statements and notes thereto, which begin on page 33 of this Report. This discussion should be read in conjunction with information provided in the Company's consolidated financial statements and accompanying footnotes.

EARNINGS OVERVIEW

For the Years Ended December 31, 2004, 2003 and 2002

The Company reported net earnings of $6.1 million in 2004, $5.8 million in 2003 and $5.5 million in 2002, representing an increase of 4.8% between fiscal years 2003 and 2004 and an increase of 4.4% between fiscal years 2002 and 2003. The increases over the three fiscal years are primarily attributable to the Bank's continued loan growth, higher non-interest income and lower increases in non-interest expense. Net earnings per share on a fully diluted basis were $1.81 for 2004, $1.72 for 2003 and $1.69 for 2002, representing an increase of 5.2% between fiscal years 2003 and 2004 and 1.8% between fiscal years 2002 and 2003. The net earnings per share for 2004 and 2003 for the entire year and 2002 for a partial year were affected by the previously described Common Stock offering completed in April, 2002 which increased the weighted average number of shares outstanding. Return on average assets and return on average shareholders' equity for 2004 was 1.41% and 13.86%, respectively, compared with 1.51% and 14.22%, respectively, for 2003, and 1.55% and 15.56%, respectively, for 2002.

The Company experienced its largest annual loan growth in terms of dollars in its almost 60 year history in 2004. Total loans grew by over $60 million, or over 20%. This loan growth contributed to the Company's earnings growth offsetting the approximately 50% decline in mortgage origination fees from 2003 to 2004. In the first half of 2004, the Company earned $2.8 million, or $0.83 per diluted share, compared to $3.3 million, or $0.98 per diluted share in the second half of 2004. When comparing earnings for the first half of 2004 to that in the second half of 2004, the Company experienced an earnings growth of 18%.

Net Interest Income

The Company's operational results primarily depend on the earnings of the Bank. The Bank's earnings depend, to a large degree, on net interest income. Net interest income is defined as the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense on deposits and other borrowings. The following discussion and analysis of net interest margin assumes and is stated on a tax equivalent basis. That is, non-taxable interest is restated at its taxable equivalent rate.

The banking industry uses two key ratios to measure the relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The other commonly used measure is net interest margin. The net interest margin is defined as net interest income as a percent of average total interest earning assets and takes into account the positive impact of investing non-interest-bearing deposits.

Net interest income for the Company increased by $1.7 million, or 10.5%, in 2004 from 2003, and by $443 thousand, or 2.8%, in 2003 from 2002. Net interest income at December 31, 2004 was $17.7 million compared to $16.0 million at December 31, 2003 and $15.6 million at December 31, 2002. The net interest margin on interest earning assets was 4.55% in 2004, 4.65% in 2003 and 4.76% in 2002 on a tax equivalent basis. Beginning in early 2001 through the end of 2003, short term interest rates dropped 550 basis points but recovered 175 basis points in 2004. Comparing the interest margin in 2004 to that in 2003, the Bank's interest margin has declined by 10 basis points. Measuring the last three years, the Bank's interest margin has decreased 21 basis points. Management's interest rate risk strategies helped to mitigate the effects of rapidly declining and then increasing interest rates. The average yield on assets in 2004 on a tax equivalent basis was 6.42%, down 33 basis points from 2003 while the cost of funds was 2.27%, down 25 basis points from 2003, as annualized deposit costs reached their economic low in 2004. Likewise, during 2003, the Bank's yield on earning assets declined 60 basis points while its cost of funds was reduced by 60 basis points.

The Bank's balance sheet has traditionally been slightly liability sensitive, but as 2003 and 2004 progressed, management sought to become more evenly matched and perhaps slightly asset sensitive. That is, management has sought to shift to a scenario where assets re-price faster than liabilities. Therefore, in a rising rate environment, the Bank's interest margin will tend to widen. When rates fall rapidly (as in the past three years), the Bank's cost of funds hit an economic floor while its asset yields flatten out and become slightly more variable. The net result is that management has been attempting to poise the Bank's interest margin to increase as interest rates rise. The ability of management to accomplish its objective is dependent largely on its ability to manage the cost of its transaction and savings accounts which accounted for 43.6% of its average interest-bearing liabilities in 2004.

The cost of interest-bearing liabilities was 2.27% for 2004, 2.52% for 2003 and 3.12% for 2002. The borrowings from the Federal Home Loan Bank (FHLB), which are fixed rate, have prevented the Bank's cost of funds from decreasing more rapidly in all three years. The impact of the fixed rates on borrowings would have been more significant in 2004 had management not chosen to effectively hedge those rates with the $30 million notional amount swap contract described in Note 1 to the financial statements contained elsewhere in this Report. The swap contract reduced interest expense in 2004 by $323 thousand. Management anticipates that the Bank's cost of funds will be positively impacted over the next seven months as $15 million of those FHLB borrowings mature and the borrowings can be replaced with lower cost funds.

Considering the Bank's yield on interest-bearing assets of 6.42% for 2004, 6.75% for 2003 and 7.35% for 2002, the impact of decreasing rates on asset yields was more pronounced in 2002 than in 2003 and even less significant in 2004. This suggests that the Bank may have reached a plateau in its net interest margin. As rates rose in the second half of 2004 the Bank's net interest margin also began to expand. This trend supports management's strategy of increasing asset sensitivity in order to create upside for net interest margin with increasing market rates. Additionally, when market rates were declining, management sought to implement interest rate floors on adjustable rate loans, thereby minimizing the negative impact of falling interest rates.

The following table shows, for the past three years, the relationship between interest income and interest expense and the average daily balances of interest-earning assets and interest-bearing liabilities on a tax equivalent basis assuming a rate of 34%:

Table 1
Average Consolidated Balance Sheets and Net Interest Analysis
(in thousands)

	For the Years Ended December 31,								
	2004			2003			2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:									
Interest earnings assets:									
Investments:									
Federal funds sold	$ 12,155	151	1.24%	$ 17,363	187	1.08%	$ 15,761	249	1.58%
Taxable	35,342	1,903	5.38%	30,249	1,878	6.21%	40,416	2,333	5.77%
Tax exempt	26,465	1,821	6.88%	21,995	1,559	7.09%	18,625	1,290	6.93%
Total Investments	73,962	3,875	5.24%	69,607	3,624	5.21%	74,802	3,872	5.18%
Loans (including loan fees):									
Taxable	328,279	21,894	6.67%	286,055	20,329	7.11%	260,982	20,739	7.95%
Tax Exempt	1,880	178	9.46%	1,806	181	10.03%	1,799	188	10.45%
Total Loans	330,159	22,072	6.69%	287,861	20,510	7.12%	262,781	20,927	7.96%
Total interest earning assets	404,121	25,947	6.42%	357,468	24,134	6.75%	337,583	24,799	7.35%
Other non-interest earnings assets	24,516			26,927			19,835		
Total assets	$ 428,637			$ 384,395			$ 357,418		
Liabilities and shareholders' equity:									
Interest-bearing liabilities:									
Deposits:									
Demand	$ 127,754	1,181	.92%	$ 112,438	954	.85%	$ 106,570	1,487	1.40%
Savings	17,368	43	.25%	15,915	54	.34%	13,314	95	.71%
Time	133,997	3,916	2.92%	124,863	3,993	3.20%	121,558	5,094	4.19%
FHLB advances & other borrowings	54,081	2,430	4.49%	45,000	2,527	5.62%	38,574	2,048	5.31%
Total interest-bearing liabilities	333,200	7,570	2.27%	298,216	7,528	2.52%	280,016	8,724	3.12%
Non-interest bearing deposits	46,872			43,507			38,041		
Other liabilities	4,823			1,964			3,721		
Shareholders' equity	43,742			40,708			35,640		
Total liabilities and Shareholders' equity	$ 428,637			$ 388,395			$ 357,418		
Excess of interest-earning assets Over interest-bearing liabilities	$ 70,921			$ 59,252			$ 57,567		
Ratio of interest-earning assets to Interest-bearing liabilities	121.28%			119.87%			120.55%		
Net interest income tax equivalent		18,377			16,606			16,075	
Net interest spread			4.15%			4.23%			4.23%
Net interest margin on interest earning assets			4.55%			4.65%			4.76%
Taxable Adjustments:									
Investments		(619)			(530)			(439)	
Loans		(60)			(62)			(63)	
Net interest income		$ 17,698			$ 16,015			$ 15,573	

Non-accrual loans and the interest income that was recorded on these loans are included in the yield calculation for loans in all periods reported.

The following table shows the relative impact on net interest income of changes in the annual average daily outstanding balances (volume) of interest-earning assets and interest-bearing liabilities and the rates earned (rate) by the Bank on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 2
Changes in Interest Income and Expense on a Tax Equivalent Basis
(in thousands)

	Increase (decrease) due to changes in:					
	2004 over 2003			2003 over 2002		
	Volume	Rate	Total	Volume	Rate	Total
Interest income on:						
Federal funds sold	$ (65)	29	(36)	17	(79)	(62)
Taxable investments	274	(249)	25	(631)	176	(455)
Non-taxable investments	308	(46)	262	239	30	269
Taxable loans	2,816	(1,251)	1,565	1,781	(2,191)	(410)
Non-taxable loans	7	(10)	(3)	1	(8)	(7)
Total Interest Income	3,340	(1,527)	1,813	1,407	(2,072)	(665)
Interest expense on:						
Deposits:						
Demand	141	85	226	50	(583)	(533)
Savings	4	(14)	(10)	9	(50)	(41)
Time	267	(344)	(77)	106	(1,207)	(1,101)
FHLB advances & other borrowings	408	(505)	(97)	361	118	479
Total Interest Expense	820	(778)	42	526	(1,722)	(1,196)
Increase (decrease) in net interest income	$ 2,520	(749)	1,771	881	(350)	531

Other Income and Expense

Other income in 2004 was $5.6 million, unchanged from 2003. The change in other income from 2002 to 2003 was an increase of $303 thousand, or 5.8%. The increase in other income is primarily due to an increase in the volume of service charges on deposit accounts. Service charges on deposit accounts have increased an average of 11.9% over the last two years and most of that increase is due to insufficient funds charges and service charges on increased new account activity.

Mortgage origination fees have decreased 44.9% from 2003 to 2004 after a decrease of less than 1% from 2002 to 2003. Beginning in the last half of 2003, the Bank experienced a slowdown in mortgage refinance activity that management expected would not recover. The refinance boom, which took place in part of 2003 and 2002, has ended. However, continued low rates and increased housing growth have maintained a normalized volume of new home financing in the Bank's market area, particularly in the northern part of Carroll, the northern part of Douglas and the southern part of Paulding counties.

Miscellaneous income between 2003 and 2004 increased $62 thousand, or 10.0%, and decreased by $201 thousand, or 24.3%, between 2002 and 2003. The increase in miscellaneous income from 2003 to 2004 is attributable to a number of items, none of which are particularly notable. The increases were generally attributable to volume increases in miscellaneous fees from 2003 to 2004. The decrease in miscellaneous income between 2002 and 2003 was attributable to the Bank settling its interest rate swap position accounted for as a fair value hedge in August 2002 and recognizing a non-recurring gain in that year of $253 thousand.

Other expenses increased by $912 thousand, or 7.2%, in 2004 over 2003 and by $624 thousand, or 5.1%, in 2003 over 2002. Salaries and employee benefits increased $499 thousand, or 6.5%, from 2003 to 2004 and $439 thousand, or 6.1%, from 2002 to 2003. Occupancy expense increased by $135 thousand, or 7.5%, from 2003 to 2004. Comparing 2002 to 2003, occupancy expense increased $163 thousand, or 9.9%, from 2002 to 2003. Other operating expenses, which include professional fees, increased by $278 thousand, or 8.4%, from 2003 to 2004 and increased only $22 thousand, or 0.7%, from 2002 to 2003.

The increase in salaries and employee benefits for the years ended 2003 and 2004 is attributable to a number of factors. Salary costs increased by $212 thousand, or 4.2%, primarily attributable to annual raises since the full time equivalent number of employees did not significantly change from 2003 to 2004. Profit sharing and bonus costs increased $201 thousand, or 13.7%, attributable to a bonus program that was introduced in 2004 for the lending staff in an effort to increase loan production. Profit sharing and bonuses also increased slightly because of increased profitability, increases in bonus percentages and improved asset quality. Health insurance costs increased by $55 thousand, or 8.1%. The increase was attributable to a premium increase by the Company's health insurance carrier.

The Company had two more full time equivalent employees at the end of 2003 than it did at the end of 2002. The increase in salaries and benefits between 2002 and 2003 was $439 thousand, or 6.1%. The increase in salaries and employee benefits for the years ended 2002 and 2003 is attributable to a number of factors. Salary costs increased by $299 thousand, or 6.2%, attributable to annual raises which amounted to approximately 4% and a slight increase in full time equivalent employees. Profit sharing and bonus costs increased $78 thousand, or 5.6%, attributable to increased profitability and an expansion of the bonus pool. Health insurance costs increased $87 thousand, or 14.7%, attributable primarily to an in increase in premiums although the number of covered employees also increased slightly in 2003.

The increase in occupancy expense in 2004 over 2003 was primarily attributable to an increase in depreciation expense of $56 thousand, or 6.5%. Management and the Company's Board of Directors elected to continue to update the Bank's technology, particularly outdated personal computers. Additionally, the Company refurbished its main office and branch locations in 2003. That capital investment had a full year of depreciation in 2004. The increase in occupancy expense in 2003 as compared to 2002 was primarily attributable to an increase in depreciation expense of $118 thousand, or 15.8%. This depreciation expense is also due to capital investment in the Bank's technology and updating the appearance of the Bank's main office and selected branches which was actually completed in 2003.

Other operating expenses increased by $278 thousand, or 8.4%, in 2004 over 2003. Legal, accounting and other professional fees totaled $623 thousand, $408 thousand and $520 thousand, in 2004, 2003 and 2002, respectively. The increase in legal, accounting and other professional fees from 2003 to 2004 was $215 thousand, or 52.7%. The Bank incurred consulting costs associated with an executive management change resulting from the retirement of the Bank's President in the first quarter of 2004. The cost resulted in a successful transition of duties among the existing executive management team. Additionally, during 2004, the Company's cost of complying with provisions of the Sarbanes Oxley Act of 2002 increased by approximately $80 thousand.

Income taxes, expressed as a percentage of earnings before income taxes (the marginal tax rate), declined to 30.7% in 2004, from 31.7% in 2003 and 32.5% in 2002. The decline in marginal tax rate over the past three years is primarily attributable to tax credits and other tax advantaged instruments such as municipal securities purchased by the Bank. Additionally, in October 2002, the Bank formed WGNB Investments, Inc., a Nevada corporation, to manage, hold and trade securities of the Bank which had the effect of reducing its state income tax liability in 2002, 2003 and 2004.

BALANCE SHEET OVERVIEW

For the Years Ended December 31, 2004 and 2003

General

During 2004, average total assets increased $44.2 million, or 11.5%, average deposits increased $29.3 million, or 9.9%, and average loans increased $42.3 million, 14.7%, from average balances recorded in 2003. During 2003, average total assets increased $27.0 million, or 7.5%, average deposits increased $17.2 million, or 6.2%, and average loans increased $25.1 million, or 9.5%, from amounts recorded in 2002. Based on average balances, growth rates were greater in 2004 than in 2003. The 2004 percentage growth is more representative of the Bank's historical growth rate than the 2003 percentage growth rate. Management believes that growth in 2003 was stalled by the recessionary period which began in the beginning in 2002 and continued through at least the first half of 2003. During that time, commercial enterprises declined to expand their businesses and individuals held off spending until the economic picture locally and nationally improved.

Total assets at December 31, 2004, were $442 million, representing a $48.7 million, or 12.4% increase from December 31, 2003. Total deposits increased $35.1 million, or 11.6%, from 2003 to 2004 while total loans increased $60.4 million, or 20.4%, during 2004 as management attempted to channel excess liquidity into new loans. Loan demand rebounded in the last half of 2003 after a decline in the early part of the year. Loan demand remained robust in 2004 with much of the growth concentrated in the second half of 2004. The $60 million of total loan growth in 2004 was funded with the investment of federal funds sold totaling $15 million, an increase in deposits of $35 million and borrowings from the FHLB of $10 million.

The increase in deposits in 2004 is attributable to an increase in non-interest bearing demand accounts of $4.5 million, or 11.3%, and an increase in time deposit accounts of $34.6 million, or 30.5%. Interest bearing demand accounts actually decreased $4.7 million, or 3.4%, in 2004 with most of that decrease occurring in December of 2004. The decline in interest bearing demand accounts in December 2004, resulted from a reduction in public funds. At the end of 2004, certain public entities collect tax revenue and, typically, that liquidity remains deposited past year end. In 2004, those funds were disbursed before year end. As indicated above, the Bank funded its loan growth with liquidity that existed on its balance sheet and subsequently borrowed funds from the FHLB and attracted deposits as needed to its loan growth. The Bank began a campaign to increase time deposits through both local and national sources in mid-2004 and was successful in attracting funding with only minimal increase to its cost of funds.

Total assets at December 31, 2003 were $393 million, representing an $8.1 million, or 2.1%, increase from December 31, 2002. Total deposits increased $4.6 million, or 1.5%, from 2002 to 2003 while total loans increased $23.0 million, or 8.4%, during 2003 as management attempted to invest its excess liquidity into loans. During 2003, federal funds sold decreased $19.0 million while total loans increased $23.0 million and investments available-for-sale and held-to-maturity increased $3.9 million. The decrease in federal funds sold and the increase in deposits primarily funded the loan and investment portfolio growth in 2003.

During 2003 and 2004, five denovo banks began their operations in or continguous to our primary service area. The competition for funding has increased significantly in 2004 as loan growth has outpaced deposit growth in Carroll County. The funding landscape has changed and, along with it, the Bank's deposit strategy changed in 2004. In its almost 60 year history, the Bank relied on "in market" deposits to fund its balance sheet growth. Because of the continued development of the metropolitan Atlanta and its movement westward, loan demand has preceded the actual movement of deposits. Management expects that this dynamic will continue and intends to expand its deposit gathering strategy towards greater use of wholesale or out of market funding sources.

Investments

The Company's available-for-sale investment portfolio of $60.9 million as of December 31, 2004 consisted primarily of debt securities, which provide the Company with a source of liquidity, a stable source of income, and a vehicle to implement asset and liability management strategies. The available-for-sale portfolio increased $5.6 million, or 10.1%, over available-for-sale securities at December 31, 2003. The Company believes its investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet. The portfolio also provides a vehicle for the investment of available funds and supplying securities to pledge as required collateral for certain public deposits. Securities reported as available-for-sale are stated at fair value. These securities may be sold, retained until maturity, or pledged as collateral for liquidity and borrowing in response to changing interest rates, changes in prepayment risk and other factors as part of the Company's overall asset liability management strategy.

Investment securities held-to-maturity are stated at amortized cost and totaled $4.8 million at December 31, 2004, an increase of $585 thousand, or 13.8%, when compared to the prior year. The increase is attributable to the purchase of banking industry issued trust preferred securities from various issuers across the United States and particularly the Southeast. The Company has the intent and ability to hold these securities until maturity.

The following table shows the carrying value of the Company's securities, by security type, as of December 31, 2004, 2003 and 2002:

Table 3
Securities
(in thousands)

Available for Sale		2004	2003	2002
United States agencies	$	5,505	7,080	3,608
State, county and municipal		36,989	29,575	25,214
Mortgage-backed securities		16,667	16,843	21,583
Corporate bonds		1,707	1,779	1,727
Total available for sale	$	60,868	55,277	52,132
Held to Maturity				
Trust Preferred Securities	$	4,835	4,250	3,500

The following table presents the expected maturity of the amortized cost of securities by maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis, assuming a 34% marginal tax rate) at December 31, 2004. The composition and maturity/re-pricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

Table 4
Expected Maturity of Securities
(in thousands)

Maturities at December 31, 2004	United States Treasury & Agencies	Wtd. Avg. Yld.	State, County & Municipals	Wtd. Avg. Yld.	Mortgage Back Securities	Wtd. Avg. Yld.	Corporate Bonds	Wtd. Avg. Yld.	Trust Preferred	Wtd. Avg. Yld.
Within 1 year	$ 1,999	1.99%	$ 828	6.69%	$ 48	7.08%	$ 502	4.81%	$ -	
After 1 through 5 years	3,498	4.18%	5,385	5.33%	12,929	5.10%	1,139	6.42%	-	
After 5 through 10 years	-	0.00%	7,598	6.64%	412	5.38%	-	0.00%	-	
After 10 years	-	0.00%	21,828	7.22%	2,999	6.36%	-	0.00%	4,835	10.56%
Total	$ 5,497	3.38%	$ 35,639	6.80%	$ 16,388	5.34%	$ 1,641	5.93%	$ 4,835	10.56%
Fair Value	$ 5,505		$ 36,989		$ 16,667		$ 1,708		$ 4,835	

Mortgage-backed securities are included in the maturities categories in which they are anticipated to be repaid based on scheduled maturities. The actual cash flow of mortgage backed securities differs with this assumption. Additionally, some agency securities in the portfolio have call features. The above analysis assumes that callable agencies will mature on their final maturity date. The actual cash flow of agency securities may differ from this assumption. Yields on tax-exempt securities are calculated on a tax equivalent basis.

Loans

Loan concentrations are defined as aggregate credits extended to a number of borrowers engaged in similar activities or resident in the same geographic region, which would cause them to be similarly affected by economic or other conditions. The Bank, on a routine basis, evaluates these concentrations for purposes of policing its concentrations and making necessary adjustments in its lending practices to reflect current economic conditions, loan-to-deposit ratios, and industry trends.

The primary types of loans in the Bank's portfolio are residential mortgages and home equity loans, commercial real estate loans, commercial loans, and consumer installment loans. Generally, the Bank underwrites loans based upon the borrower's debt service capacity or cash flow, a consideration of past performance on loans from other creditors as well as an evaluation of the collateral securing the loan. With some exceptions, the Bank's general policy is to employ relatively conservative underwriting policies, primarily in the analysis of borrowers' debt service coverage capabilities for commercial and commercial real estate loans, while emphasizing lower gross debt ratios for consumer loans and lower loan-to-value ratios for all types of real estate loans. Given the localized nature of the Bank's lending activities, the primary risk factor affecting the portfolio as a whole is the health of the local economy in the west Georgia area and its effects on the value of local real estate and the incomes of local professionals and business firms.

Loans to directors, executive officers and principal shareholders of the Company and to directors and officers of the Bank are subject to limitations of the Federal Reserve, the principal effect of which is to require that extensions of credit by the Bank to executive officers, directors, and ten percent shareholders satisfy certain standards. The Bank routinely makes loans in the ordinary course of business to certain directors and executive officers of the Company and the Bank, their associates, and members of their immediate families. In accordance with Federal Reserve guidelines, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others and do not involve more than normal risk of collectibility or present other unfavorable features. As of December 31, 2004, loans outstanding to directors and executive officers of the Company and the Bank, their associates and members of their immediate families totaled $3.8 million (net of participations sold to other banks on a non-recourse basis), which represented approximately 1.1% of total loans as of that date. As of December 31, 2004, none of these loans outstanding from the Bank to related parties were on non-accrual, past due, restructured or considered by management to be a potential problem loan.

The following table presents loans by type on the dates indicated:

Table 5
Loan Portfolio
(in thousands)

		December 31,				
		2004	2003	2002	2001	2000
Commercial, financial & agricultural		$ 50,528	31,219	34,821	26,162	26,547
Real estate – construction		114,657	68,207	68,818	60,785	46,052
Real estate – mortgage		173,110	180,992	153,572	147,705	135,750
Consumer loans		18,614	16,080	16,260	19,153	20,118
		356,909	296,498	273,471	253,805	228,467
Less:	Unearned interest and fees	(581)	(454)	(487)	(525)	(561)
	Allowance for loan losses	(4,080)	(3,479)	(3,771)	(3,720)	(2,920)
	Loans, net	$ 352,248	292,565	269,213	249,560	224,986

The following table sets forth the maturity distribution (based upon contractual dates) and interest rate sensitivity of commercial, financial and agricultural loans, real estate construction and mortgage loans and consumer loans as of December 31, 2004:

Table 6
Loan Portfolio Maturity
(in thousands)

	One Year Or Less	Wtd. Avg. Yld.	Over One to Five Years	Wtd. Avg. Yld.	Over Five Years	Wtd. Avg. Yld.	Total	Wtd. Avg. Yld.
Commercial, financial & agricultural	$ 34,480	5.82%	$ 10,072	6.76%	$ 5,976	5.97%	$ 50,528	6.02%
Real estate – construction	102,063	5.98%	11,072	5.94%	1,522	6.34%	114,657	5.98%
Real estate – mortgage	39,610	6.44%	107,243	6.16%	26,257	6.34%	173,110	6.25%
Consumer	9,245	8.33%	9,206	7.83%	163	6.49%	18,614	8.07%
Total	$185,398	6.17%	$137,593	6.30%	$33,918	6.28%	$356,909	6.23%

Variable/Fixed Rate Mix

		Variable Interest Rates	Wtd Avg Yld		Fixed Interest Rates	Wtd Avg Yld
Commercial, financial and agricultural	$	19,895	5.72%	$	30,633	6.22%
Real estate – construction		52,551	5.96%		62,106	6.00%
Real estate – mortgage		73,726	5.74%		99,384	6.63%
Consumer		962	7.50%		17,652	8.10%
Total	$	147,134	5.83%	$	209,775	6.51%

Provision and Allowance for Possible Loan and Lease Losses

The provision for loan losses for the Company in 2004 was $925 thousand compared to $350 thousand in 2003 and $483 thousand in 2002. The increase in the provision for loan losses reflects a higher level of loan growth in 2004. The allowance for loan losses represented 1.15%, 1.17% and 1.38% of total loans outstanding at December 31, 2004, 2003 and 2002, respectively. The percentage of the allowance for loan losses expressed as a percentage of total loans declined from 2003 and 2002, taking into account a lower level of nonperforming and adversely rated loans in 2004. Net charge-offs were $324 thousand, $643 thousand and $431 thousand, during 2004, 2003 and 2002, respectively.

The Company has an independent loan review function. All loans are placed in loan grade categories which are consistent with those used by the Bank's regulators. All loans are constantly monitored by the loan officer and the loan review function for credit quality, consistency and accuracy. Through this grading process, the Bank assures the timely recognition of credit risks. In general, as credit risk increases, the level of the allowance for loan loss will also increase.

A formal allowance for loan loss adequacy test is performed at each month end. Specific amounts of loss are estimated on problem loans and historical loss percentages are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades five through eight, which represent criticized or classified loans, are assigned allocations of loss based on management's estimate of potential loss that is generally based on historical losses and/or collateral deficiencies. Loans graded one through four are stratified by type and allocated loss ranges based on historical loss experience for the strata. The combination of these results is compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Loans deemed to be impaired are evaluated individually to measure the probable loss, if any, in the credit. Management uses an internal loan reviewer who is independent of the lending function to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

Management believes that the allowance for loan losses is adequate. However, management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and a change in the borrowers' ability to repay. In addition, regulators, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such regulators may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. Management of the Company realizes the importance of maintaining an adequate allowance for loan losses. Through a professional loan review function and effective loan officer identification program, management believes it is able to recognize weaknesses in the loan portfolio in a timely manner. Early identification of deteriorating credit attributes allows management to take a proactive role in documenting an established plan to enhance the Company's position and minimize the potential for loss.

Through the problem loan identification program outlined above, management is able to identify those loans that exhibit weakness and classify them on a classified and criticized loan list. The Company's migration analysis assigns historical loss amounts to pools of loans according to classifications of risk ratings to calculate a general allowance to the overall portfolio. In cases where significant weaknesses exist in a specific loan, a specific reserve is assigned to such loan in addition to the general allowance. The Company also evaluates the risks associated with concentrations in credit. If it is necessary to assign an allowance related to concentrations of credit, the Company adds a specific reserve related to such risks.

During the first quarter of 2003, the Bank accepted cash in the work-out of nine classified loans that amounted to $3.3 million and recorded a charge-off in the amount of $337 thousand. The Bank had no work-outs of loans in 2004.

The following table presents a summary of changes in the allowance for loan losses for the years indicated:

Table 7
Allowance for Loan Losses
(in thousands)

	December 31,				
	2004	2003	2002	2001	2000
Balance at beginning of year	$ 3,479	3,772	3,720	2,920	2,281
Charge-offs:					
Commercial, financial and agricultural	59	55	288	118	12
Real estate – construction	-	2	-	-	-
Real estate – mortgage	215	581	165	3	3
Consumer loans	123	152	242	79	62
Total charge-offs	397	790	695	200	77
Recoveries:					
Commercial, financial and agricultural	16	31	59	30	56
Real estate – construction	-	-	-	-	-
Real estate – mortgage	13	67	158	13	56
Consumer loans	44	49	47	46	96
Total recoveries	73	147	264	89	208
Net (charge-offs) recoveries	(324)	(643)	(431)	(111)	131
Provision for loan losses	925	350	483	911	508
Balance at end of year	$ 4,080	3,479	3,772	3,720	2,920
Ratio of net charge-offs (recoveries) during the period to average loans outstanding	.10%	.22%	.16%	.04%	(.06)%
Ratio of allowance to average total loans	1.24%	1.21%	1.44%	1.49%	1.39%

Non-Performing Assets and Past Due Loans

Non-performing assets at December 31, 2004, were $1.8 million, or .50%, of total loans and other real estate owned compared to $2.2 million, or .75%, of total loans and other real estate owned at December 31, 2003 and $2.8 million, or 1.03%, of total loans and other real estate owned at December 31, 2002. The levels of non-performing loans remain relatively low compared to the Bank's peer group and its historical level. The percentage of non-performing assets to total loans has decreased from its peak in 2001. The decrease of non-performing loans from 2003 to 2004 was attributable to repayment of loans on non-accrual and a reduction of loans ninety days past due and still accruing. The Bank sold $1.0 million of other real estate owned at a loss of $52 thousand during 2004. However, the Bank also settled loans in foreclosure in 2004 in the amount of $794 thousand.

The following table summarizes loans 90 days or greater past due, non-accrual loans and real estate taken in settlement of foreclosure for the years indicated.

Table 8
Non-Performing Assets
(in thousands)

	December 31,				
	2004	2003	2002	2001	2000
Other real estate and repossessions	$ 686	977	488	4,357	702
Non-accrual loans	536	499	943	1,620	504
Loans 90 days past due still accruing	567	745	1,335	1,885	205
Total	$ 1,789	2,221	2,766	3,862	1,411
Non-performing assets as % of total loans	.50%	.75%	1.03%	1.55%	.63%

While there may be additional loans in the portfolio that may become classified as conditions indicate, management is not aware of any potential problem loans that are not disclosed in the table above. As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal.

The Bank's loan review function monitors selected accruing loans for which general economic conditions or changes within a particular industry could cause the borrowers financial difficulties. The loan review function also identifies loans with high degrees of credit or other risks. The focus of loan review and management is to maintain a low level of non-performing assets and return current non-performing assets to earning status. Management is unaware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

Deposits

Time deposits of $100 thousand and greater totaled $55.5 million at December 31, 2004, compared with $31.0 million at year-end 2003 and $41.1 million at year-end 2002. The following table sets forth the scheduled maturities of time deposits of $100 thousand and greater at December 31, 2004.

Table 9
Deposits
(in thousands)

Within 3 months	$ 8,588
After 3 through 6 months	7,448
After 6 through 12 months	16,117
After 12 months	23,350
Total	$ 55,503

Liquidity

The Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply potential borrowers with funds. To meet these obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these variables to meet liquidity needs. It is the policy of the Bank to monitor its liquidity to meet regulatory requirements and local funding requirements. Management believes that the Bank's current level of liquidity is adequate to meet its needs.

The Bank maintains relationships with correspondent banks including the Federal Home Loan Bank that can provide funds to it on short notice, if needed. The Bank has arrangements with correspondent and commercial banks for short term unsecured advances up to $20.0 million. As of December 31, 2004, the Bank had not drawn on the available facilities. In addition, subject to collateral availability, the Bank has a line of credit with the FHLB which the Bank had drawn $55 million as of December 31, 2004. For additional details on the line of credit with the FHLB, see note 6 of the consolidated financial statements.

The Company's cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash and cash equivalents amounted to $8.1 million at December 31, 2004 which represented a decrease of $19.2 million from December 31, 2003. The decrease was primarily attributable to net cash used by investing activities of $69.0 million made up of $61.4 million of increased loans and a $6.8 million net increase in investment securities. These cash flow uses were offset by net cash provided by financing activities which was primarily attributable to a net increase in deposits of $35.1 million and $10.0 million in FHLB borrowings. Cash inflows from operations totaled $7.5 million in 2004.

The cash flows for 2003 were very similar to 2004 in nature except for less volume of both loan funding and deposit generating. Cash inflows from operations totaled $7.3 million in 2003, while inflows from financing activities totaled $2.3 million, most of which were net deposit increases during 2003 of $4.6 million. Investing activities of the Bank and the Company used $30.0 million of cash and cash equivalents, primarily comprised of net changes in loans of $24.5 million and a net increase in investment securities of $4.0 million during 2003.

Capital Resources

Total shareholders' equity as of December 31, 2004 was $45.0 million, an increase of $2.9 million over 2003. The change in equity was due to $6.1 million in net income, less $2.6 million in dividends and a decrease in unrealized holding gain on securities available for sale of $265 thousand net of tax.

The OCC has established certain minimum risk-based capital standards that apply to national banks, and the Company is subject to certain capital requirements imposed by the Federal Reserve. At December 31, 2004, the Bank exceeded all applicable regulatory capital requirements for classification as a "well capitalized" bank, and the Company satisfied all applicable regulatory requirements imposed on it by the Federal Reserve. The following tables present the Company's regulatory capital position at December 31, 2004:

Table 10
Capital Ratio

	Actual as of December 31, 2004
Tier 1 Capital (to risk weighted assets)	12%
Tier 1 Capital minimum requirement	4%
Excess	8%
Total Capital (to risk weighted assets)	13%
Total Capital minimum requirement	8%
Excess	5%

Leverage Ratio

	Actual as of December 31, 2004
Tier 1 Capital to average assets ("Leverage Ratio")	10%
Minimum leverage requirement	4%
Excess	6%

For a more complete discussion of the actual and required ratios of the Company and its subsidiaries, see Note 9 to the consolidated financial statements. Average equity to average assets was 10.20% in 2004 and 10.59% in 2003. The ratio of dividends declared to net earnings was 42.3 % during 2004, compared with 38.3% in 2003.

Contractual Obligations

In the ordinary course of operations, the Company enters into certain contractual obligations. The following table summarizes the Company's significant fixed and determinable contractual obligations, by payment date, at December 31, 2004 (dollars in thousands).

Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Deposits without stated maturity	$ 190,190	190,190	-	-	-
Certificates of deposit	148,208	90,735	48,731	8,742	-
Federal Home Loan Bank advances	55,000	20,000	-	35,000	-
Operating leases	-	-	-	-	-
Total	$ 393,398	300,925	48,731	43,742	-

Off Balance Sheet Risk

Through the operations of the Bank, the Company has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank's customers at predetermined interest rates for a specified period of time. At December 31, 2004, the Bank had issued commitments to extend credit of $68.0 million through various types of commercial lending arrangements and additional commitments through standby letters of credit of $8.4 million. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. The Company manages the credit risk on these commitments by subjecting them to normal underwriting and risk management processes. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company has the ability to liquidate federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase federal funds from other financial institutions.

Asset/Liability Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of deposits and borrowing strategies, which minimize the Company's exposure to interest rate risk. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to management and the asset/liability management committee on at least a quarterly basis. One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing. A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

The Company has adopted the objective of achieving and maintaining a one-year cumulative gap, as a percent of total assets, of between plus 20% and minus 20%. On a consolidated basis, the Company's one-year cumulative gap was a positive 0.80% of total assets at December 31, 2004. This position indicated that the Company was exposed to the potential for decreased earnings if interest rates were to continue to decline in the next twelve months.

Due to inherent limitations in traditional gap analysis, the Company also employs more sophisticated modeling techniques to monitor potential changes in net interest income, net income and the market value of portfolio equity under various interest rate scenarios. Market risk is the risk of loss from adverse changes in market prices and rates, arising primarily from interest rate risk in the Company's loan and investment portfolios, which can significantly impact the Company's profitability. Net interest income can be adversely impacted where assets and liabilities do not react the same to changes in interest rates. At year-end 2004, the estimated impact of an immediate increase in interest rates of 100 basis points would have resulted in an increase in net interest income over a 12-month period of 0.4%, with a comparable decrease in interest rates resulting in a decrease in net interest income of 1.4%. Management finds the above methodologies meaningful for evaluating market risk sensitivity; however, other factors can affect net interest income, such as levels of non-earning assets and changes in portfolio composition and volume.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities, although the cash flows received often differ from scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "One Year or Less" category, although historical experience has proven these deposits to be less interest rate sensitive over the course of a year and are subject to management's control.

Table 11
Interest Rate Gap Sensitivity
(in thousands)

	At December 31, 2004 Maturing or Repricing in				
	One Year or Less	Over 1 Year Thru 3 Years	Over 3 Years Thru 5 Years	Over 5 Years	Total
Interest-earning assets:					
Interest-bearing deposits with Other banks	$ 246	-	-	-	246
Federal funds sold	767	-	-	-	767
Securities (at cost)	3,377	16,804	6,147	37,671	63,999
Loans: Fixed rate	114,097	67,778	17,921	9,979	209,775
Variable rate	127,803	19,331	-	-	147,134
Total interest-earning assets	246,290	103,913	24,068	47,650	421,921
Interest-bearing liabilities:					
Deposits:					
Demand	$ 133,603	-	-	-	133,603
Savings	11,856	-	-	-	11,856
Time deposits	90,735	48,731	8,742	-	148,208
FHLB advances	20,000	-	35,000	-	55,000
Total interest-bearing liabilities	256,194	48,731	43,742	-	348,667
per period	(9,904)	55,182	(19,674)	47,650	73,254
Cumulative interest sensitivity Difference	$ (9,904)	45,278	25,604	73,254	
Cumulative difference to total Assets	(2.35)%	10.73%	6.07%	17.36%	

At December 31, 2004, the difference between the Company's assets and liabilities repricing or maturing within one year was $9.9 million. The above chart indicates an excess of liabilities repricing or maturing within one year, thus a rise in interest rates would theoretically cause the Company's net interest income to decrease. However, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Such is the case in analyzing NOW demand, money market and savings accounts, which are disclosed in the one year or less category. Those liabilities do not necessarily reprice as quickly or to the same degree as rates in general. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table.

Impact of Inflation, Changing Prices and Monetary Policies

The primary effect of inflation on the Company's operations is reflected in increased operating costs. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of the Company, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the Federal Reserve. The Federal Reserve implements a national monetary policy such as seeking to curb inflation and combat recession by its open market operations in United States government securities, control of the discount rate applicable to borrowing by banks, and establishment of reserve requirements against bank deposits. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and affect the interest rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable.

Financial Statements and Supplementary Data

The consolidated financial statements of the Company, including notes thereto, and the report of independent auditors are included in this Report beginning at page 33 and are incorporated herein by reference.

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 2004 and 2003.

Quarterly Financial Information

(Unaudited – in thousands, except per share data)

	2004 Quarters				2003 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Interest income	5,900	6,147	6,411	6,810	5,908	5,903	5,953	5,778
Net interest income	4,147	4,328	4,499	4,724	3,902	3,982	4,136	3,995
Provision for loan losses	150	200	275	300	75	75	75	125
Income before income taxes	1,911	2,010	2,309	2,516	1,959	2,203	2,161	2,144
Net income	1,311	1,471	1,565	1,717	1,355	1,514	1,439	1,479
Earnings per share – basic	0.40	0.45	0.47	0.51	0.41	0.46	0.44	0.44
Earnings per share – diluted	0.39	0.44	0.47	0.51	0.40	0.45	0.43	0.44
Weighted average common shares outstanding – basic	3,306,793	3,306,524	3,296,793	3,312,923	3,307,296	3,310,496	3,307,827	3,306,729
Weighted average common shares outstanding – diluted	3,357,387	3,357,118	3,347,387	3,363,517	3,351,533	3,354,733	3,352,064	3,350,966

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company did not change accountants in 2004 or 2003 and continues to engage the independent accounting firm of Porter Keadle Moore, LLP. During the Company's two most recent years, there has been no disagreements with its accountants on any matter of accounting principles or practices or financial statement disclosure.



Porter Keadle Moore, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
WGNB Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of WGNB Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WGNB Corp. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 21, 2005

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

WGNB CORP.

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and due from banks, including reserve requirements of $100,000 each year	$ 7,288,973	15,564,312
Federal funds sold	767,270	11,671,486
Cash and cash equivalents	8,056,243	27,235,798
Securities available for sale	60,867,553	55,276,742
Securities held to maturity	4,834,649	4,250,000
Loans, net	352,247,628	292,564,759
Premises and equipment, net	7,644,879	6,762,895
Accrued interest receivable	2,097,166	1,939,028
Other assets	6,180,855	5,186,689
	$ 441,928,973	393,215,911
Liabilities and Stockholders' Equity		
Deposits:		
Demand	$ 44,730,335	40,181,696
Interest bearing demand	133,603,250	138,337,540
Savings	11,856,408	11,215,937
Time	92,704,938	82,537,712
Time, over $100,000	55,503,108	31,043,295
Total deposits	338,398,039	303,316,180
Federal Home Loan Bank advances	55,000,000	45,000,000
Accrued interest payable	1,426,132	1,028,269
Other liabilities	2,142,492	1,782,200
Total liabilities	396,966,663	351,126,649
Commitments		
Stockholders' equity:		
Common stock, $1.25 par value, 10,000,000 shares authorized; 3,325,774 and 3,306,452 shares issued and outstanding	4,157,218	4,133,065
Additional paid-in capital	4,902,369	5,287,947
Retained earnings	34,778,931	31,279,245
Accumulated comprehensive income	1,123,792	1,389,005
Total stockholders' equity	44,962,310	42,089,262
	$ 441,928,973	393,215,911

See accompanying notes to consolidated financial statements.

WGNB CORP.

Consolidated Statements of Earnings

For the Years Ended December 31, 2004, 2003 and 2002

		2004	2003	2002
Interest income:				
Interest and fees on loans	$	22,011,568	20,448,355	20,863,583
Interest on federal funds sold		151,063	186,752	249,061
Interest on investment securities:				
U.S. Government agencies		975,354	1,073,225	1,560,529
State, county and municipal		1,489,111	1,319,700	1,159,393
Other		640,644	514,357	464,123
Total interest income		25,267,740	23,542,389	24,296,689
Interest expense:				
Interest on deposits:				
Demand		1,180,420	954,060	1,487,148
Savings		43,309	53,579	94,811
Time		3,915,778	3,993,126	5,094,063
Interest on FHLB and other borrowings		2,430,288	2,526,780	2,048,130
Total interest expense		7,569,795	7,527,545	8,724,152
Net interest income		17,697,945	16,014,844	15,572,537
Provision for loan losses		925,000	350,000	483,340
Net interest income after provision for loan losses		16,772,945	15,664,844	15,089,197
Other income:				
Service charges on deposit accounts		4,000,420	3,659,098	3,195,766
Mortgage origination fees		514,011	933,053	938,439
ATM network fees		434,203	335,128	282,536
Gain on sale of securities available for sale		-	-	6,705
Miscellaneous		688,595	626,243	827,634
Total other income		5,637,229	5,553,522	5,251,080
Other expenses:				
Salaries and employee benefits		8,125,097	7,625,750	7,186,935
Occupancy		1,944,875	1,809,859	1,646,537
Other operating		3,593,949	3,316,083	3,293,841
Total other expenses		13,663,921	12,751,692	12,127,313
Earnings before income taxes		8,746,253	8,466,674	8,212,964
Income taxes		2,682,088	2,679,824	2,668,299
Net earnings	$	6,064,165	5,786,850	5,544,665
Net earnings per share	$	1.83	1.75	1.71
Diluted net earnings per share	$	1.81	1.72	1.69
Dividends per share	$	0.78	0.67	0.60

See accompanying notes to consolidated financial statements.

WGNB CORP.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2004, 2003 and 2002

		2004	2003	2002
Net earnings	$	6,064,165	5,786,850	5,544,665
Other comprehensive income (loss), net of tax:				
Unrealized gains (losses) on investment securities available for sale:				
Unrealized gains (losses) arising during the period		(401,838)	119,477	1,403,646
Associated (taxes) benefit		136,625	(40,622)	(477,240)
Reclassification adjustment for gain realized		-	-	(6,705)
Associated taxes		-	-	2,213
Other comprehensive income (loss)		(265,213)	78,855	921,914
Comprehensive income	$	5,798,952	5,865,705	6,466,579

See accompanying notes to consolidated financial statements.

WGNB CORP.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock		Additional Paid-in	Retained	Accumulated Comprehensive	
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2001	3,100,355	$ 3,875,444	829,324	24,111,323	388,236	29,204,327
Cash dividends ($.60 per share)	-	-	-	(1,946,775)	-	(1,946,775)
Retirement of common stock	(2,345)	(2,932)	(62,350)	-	-	(65,282)
Exercise of stock options	7,512	9,390	55,892	-	-	65,282
Common stock offering at $24 per share, net of offering cost of $33,546	200,000	250,000	4,516,454	-	-	4,766,454
Issuance of common stock in lieu of directors' fees	1,211	1,514	27,852	-	-	29,366
Change in unrealized holding gain on securities available for sale, net of tax	-	-	-	-	921,914	921,914
Net earnings	-	-	-	5,544,665	-	5,544,665
Balance, December 31, 2002	3,306,733	4,133,416	5,367,172	27,709,213	1,310,150	38,519,951
Cash dividends ($.67 per share)	-	-	-	(2,216,818)	-	(2,216,818)
Retirement of common stock	(5,847)	(7,309)	(147,224)	-	-	(154,533)
Exercise of stock options	4,651	5,814	40,228	-	-	46,042
Issuance of common stock in lieu of directors' fees	915	1,144	27,771	-	-	28,915
Change in unrealized holding gain on securities available for sale, net of tax	-	-	-	-	78,855	78,855
Net earnings	-	-	-	5,786,850	-	5,786,850
Balance, December 31, 2003	3,306,452	4,133,065	5,287,947	31,279,245	1,389,005	42,089,262
Cash dividends ($.78 per share)	-	-	-	(2,564,479)	-	(2,564,479)
Retirement of common stock	(32,086)	(40,108)	(924,134)	-	-	(964,242)
Exercise of stock options	50,980	63,726	526,251	-	-	589,977
Issuance of common stock in lieu of directors' fees	428	535	12,305	-	-	12,840
Change in unrealized holding gain on securities available for sale, net of tax	-	-	-	-	(265,213)	(265,213)
Net earnings	-	-	-	6,064,165	-	6,064,165
Balance, December 31, 2004	3,325,774	$ 4,157,218	4,902,369	34,778,931	1,123,792	44,962,310

See accompanying notes to consolidated financial statements.

WGNB CORP.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

		2004	2003	2002
Cash flows from operating activities:				
Net earnings	$	6,064,165	5,786,850	5,544,665
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation, amortization and accretion		1,105,857	1,078,280	1,060,285
Provision for loan losses		925,000	350,000	483,340
Change in deferred income taxes		28,896	86,768	(163,472)
Gain on sale of securities available for sale		-	-	(6,705)
(Gain) loss on sale of premises and equipment		(5,430)	(13,997)	7,851
Gain on settlement of interest rate swap		-	-	(252,950)
Loss on sale of other real estate		52,312	86,205	9,710
Change in:				
Other assets		(1,035,421)	15,973	(254,145)
Other liabilities		397,864	(120,087)	(1,355,021)
Net cash provided by operating activities		7,533,243	7,269,992	5,073,558
Cash flows from investing activities:				
Proceeds from sales of securities available for sale		-	-	6,498,385
Proceeds from maturities, calls and paydowns of securities available for sale		11,192,131	15,424,516	11,480,591
Purchases of securities available for sale		(17,371,254)	(18,664,899)	(14,135,073)
Purchases of securities held to maturity		(1,604,000)	(750,000)	(1,500,000)
Proceeds from calls of securities held to maturity		1,019,121	-	-
Net change in loans		(61,402,267)	(24,547,649)	(20,526,228)
Proceeds from sales of premises and equipment		5,430	46,047	17,048
Purchases of premises and equipment		(1,801,137)	(1,698,547)	(426,370)
Capital expenditures for other real estate		-	-	(11,843)
Proceeds from sales of other real estate		1,002,312	155,250	157,730
Net cash used by investing activities		(68,959,664)	(30,035,282)	(18,445,760)
Cash flows from financing activities:				
Net change in deposits		35,081,859	4,590,312	18,194,740
Proceeds from Federal Home Loan Bank advances		15,000,000	-	10,000,000
Repayment of Federal Home Loan Bank advances		(5,000,000)	-	-
Repayment of other borrowings		-	-	(1,282,000)
Proceeds from settlement of interest rate swap		-	-	252,950
Offering proceeds, net of offering cost		-	-	4,766,454
Dividends paid		(2,460,728)	(2,147,943)	(1,891,627)
Exercise of stock options		589,977	46,042	65,282
Retirement of common stock		(964,242)	(154,533)	(65,282)
Net cash provided by financing activities		42,246,866	2,333,878	30,040,517
Change in cash and cash equivalents		(19,179,555)	(20,431,412)	16,668,315
Cash and cash equivalents at beginning of year		27,235,798	47,667,210	30,998,895
Cash and cash equivalents at end of year	$	8,056,243	27,235,798	47,667,210

Consolidated Statements of Cash Flows, continued

For the Years Ended December 31, 2004, 2003 and 2002

		2004	2003	2002
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest	$	7,171,932	7,709,700	9,409,115
Income taxes	$	2,184,700	2,322,000	3,357,950
Non-cash investing and financing activities:				
Transfer of loans to other real estate	$	794,398	845,750	390,397
Change in unrealized gains on securities available for sale, net of tax	$	(265,213)	78,855	921,914
Change in dividends payable	$	(103,751)	(68,875)	(55,148)
Issuance of common stock to directors in lieu of directors' fees	$	12,840	28,915	29,366

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

The following is a summary of the significant policies and procedures.

Basis of Presentation

The consolidated financial statements of WGNB Corp. (the "Company") include the financial statements of its wholly owned subsidiary, West Georgia National Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

In 2002, the Company completed a public offering of 200,000 shares of its common stock at a purchase price of $24.00 per share, or an aggregate amount of $4,800,000. The offering was conducted through the Company's officers and directors on a best-efforts basis without compensation. The Company received net proceeds from the offering of $4,766,654, representing total offering proceeds of $4,800,000, less offering expenses of $33,346.

During 2002, the Company merged the operation of West Georgia Credit Services, Inc. into the Bank and the Company. Additionally, the Company has ceased offering non-traditional consumer financing. WGCS had operated under the name Mortgage & Loan Solutions and commenced operations in 1997 serving Paulding, Douglas and Carroll Counties.

The Bank commenced business in 1946 upon receipt of its banking charter from the Office of the Comptroller of the Currency (the "OCC"). The Bank is primarily regulated by the OCC and undergoes periodic examinations by this regulatory agency. The Company is regulated by the Federal Reserve and is also subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services principally in Carroll and Douglas Counties, Georgia.

The accounting and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the year. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in an operating cycle of one year include, but are not limited to, the determination of the allowance for loan losses, the valuation of any real estate acquired in connection with foreclosures or in satisfaction of loans and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

Trading and available for sale securities are recorded at fair value. Held to maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of accumulated comprehensive income in stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available for sale investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(1) Summary of Significant Accounting Policies, continued

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of unearned interest and the allowance for loan losses. Interest income on loans is recognized in a manner that results in a level yield on the principal amount outstanding. Nonrefundable loan fees are deferred, net of certain direct origination costs, and amortized into income over the life of the related loan.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment based on historical losses and on current economic environment, will be adequate to absorb probable losses on existing loans that may become uncollectible. Loans deemed uncollectible are charged-off and deducted from the allowance and recoveries on loans previously charged-off are added back to the reserve.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs that do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are:

Building and improvements	15 – 39 years
Furniture and equipment	3 – 10 years

Other Real Estate

Properties acquired through foreclosure are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Accounting literature defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to income through the allowance for losses on other real estate in the period in which the need arises.

Income Taxes

The Company accounts for income taxes under the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(1) Summary of Significant Accounting Policies, continued

Income Taxes, continued

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Derivative Instruments and Hedging Activities

The Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. Accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than earnings. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the earnings of the period of the change. When a swap contract is settled or terminated, the cumulative change in the fair value is amortized into income over the original hedge period. If the underlying hedged instrument is sold, the Company immediately recognizes the cumulative change in the derivative's value in the component of earnings.

As of December 31, 2004, the Company held an interest rate swap, which it entered into as a means of managing its interest rate risk and accounted for the hedge instrument as a fair value hedge. The interest rate swap contract, with a notional amount of $30,000,000, was used to hedge the Bank's fixed rate interest risk related to its borrowing with the Federal Home Loan Bank. Under the interest rate swap contract, the Company received a fixed rate of 3.40% and paid a rate of 90 day LIBOR which was 2.36% at December 31, 2004. As of December 31, 2003 and 2002, the Company did not hold an interest rate swap position.

Stock Compensation Plans

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net earnings and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

		2004	2003	2002
Net earnings	As reported	$ 6,064,165	5,786,850	5,544,665
	Proforma	$ 5,969,411	5,573,908	5,465,894
Net earnings per share	As reported	$ 1.83	1.75	1.71
	Proforma	$ 1.81	1.68	1.69
Diluted earnings per share	As reported	$ 1.81	1.72	1.69
	Proforma	$ 1.78	1.66	1.66

(1) **Summary of Significant Accounting Policies, continued**

Stock Compensation Plans, continued

The fair value of each option is estimated on the date of grant using the Black-Scholes Model. The following weighted average assumptions were used for grants in 2004, 2003 and 2002, respectively: dividend yield of 2.40%, 2.40% and 2.40%, risk free interest rates of 4.27%, 4.27% and 4.14% and an expected life of 10 years. Price volatilities of 29%, 29% and 25%, were applied for the years ended 2004, 2003 and 2002, respectively. For disclosure purposes, the Company immediately recognized the expense associated with the option grants assuming that all awards will vest. The compensation expense included in the proforma results was determined based on the fair value of the option at the time of grant multiplied by the number of options granted net of the related tax effect.

Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding during the period. The effects of potential common shares outstanding during the period are included in diluted earnings per share. Stock options, which are described in note 10, are granted to key management personnel.

For the Year Ended December 31, 2004	Net Earnings	Common Shares	Per Share Amount
Earnings per common share	$ 6,064,165	3,305,736	$ 1.83
Effect of dilutive stock options	-	50,594	(.02)
Diluted earnings per common share	$ 6,064,165	3,356,330	$ 1.81

For the Year Ended December 31, 2003	Net Earnings	Common Shares	Per Share Amount
Earnings per common share	$ 5,786,850	3,308,087	$ 1.75
Effect of dilutive stock options	-	48,893	(.03)
Diluted earnings per common share	$ 5,786,850	3,356,980	$ 1.72

For the Year Ended December 31, 2002	Net Earnings	Common Shares	Per Share Amount
Earnings per common share	$ 5,544,655	3,243,849	$ 1.71
Effect of dilutive stock options	-	42,353	(.02)
Diluted earnings per common share	$ 5,544,665	3,286,202	$ 1.69

New Accounting Standards

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company's consolidated financial statements upon adoption.

Share-Based Payment

In December 2004, the FASB revised SFAS No. 123 ("SFAS No. 123 (R)"). SFAS 123 (R), *Share-Based Payment*, requires all share based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. SFAS No. 123 (R) is effective for periods beginning after June 15, 2005. The Company is still evaluating the transition provisions allowed by SFAS No. 123 (R) and expects to adopt this standard in the third quarter of 2005. The financial statement impact is not expected to be materially different from that shown in the existing pro forma disclosure required under the original SFAS No. 123.

Reclassifications
Certain reclassifications have been made in the prior years consolidated financial statements to conform to the presentation used in 2004.

(2) Securities

Securities available for sale and held-to-maturity at December 31, 2004 and 2003 are summarized as follows:

Available for Sale

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$ 5,496,962	8,550	632	5,504,880
Mortgage-backed securities	16,387,883	341,622	62,434	16,667,071
State, county and municipals	35,638,790	1,395,663	45,595	36,988,858
Corporate bonds	1,641,202	65,542	-	1,706,744
	$ 59,164,837	1,811,377	108,661	60,867,553

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$ 7,026,625	53,574	-	7,080,199
Mortgage-backed securities	16,398,266	492,122	47,714	16,842,674
State, county and municipals	28,089,647	1,495,022	9,583	29,575,086
Corporate bonds	1,657,651	121,132	-	1,778,783
	$ 53,172,189	2,161,850	57,297	55,276,742

Held to Maturity

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Trust preferred securities	$ 4,834,649	-	-	4,834,649

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Trust preferred securities	$ 4,250,000	22,800	-	4,272,800

(2) Securities, continued

The amortized cost and estimated fair value of investment securities available for sale and held to maturity at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Available for Sale

		Amortized Costs	Estimated Fair Value
U.S. Government agencies, state, county and municipals and corporate bonds:			
Within 1 year	$	3,328,893	3,348,898
1 to 5 years		10,021,950	10,204,880
5 to 10 years		7,598,453	7,879,200
After 10 years		21,827,658	22,767,504
Mortgage-backed securities		16,387,883	16,667,071
	$	59,164,837	60,867,553

Held to Maturity

Trust preferred securities:			
After 10 years	$	4,834,649	4,834,649

The following is a summary of the fair values of securities that have market losses as of December 31, 2004. The Company has determined that the decline in fair value below the amortized cost basis is temporary for purposes promulgated by Statement of Financial Accounting Standards No. 115 – Accounting for Certain Debt and Equity Securities since there are no securities with losses for a twelve month period.

		December 31, 2004			
		Less Than 12 Months		12 Months or More	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$	999,400	632	-	-
Mortgage-backed securities		1,873,570	21,287	1,927,401	41,147
State, county and municipals		3,166,003	45,595	-	-
Corporate bonds		-	-	-	-
Trust preferred securities		-	-	-	-
	$	6,038,973	67,514	1,972,401	41,147

		December 31, 2003			
		Less Than 12 Months		12 Months or More	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$	-	-	-	-
Mortgage-backed securities		3,369,392	47,714	-	-
State, county and municipals		1,285,300	9,583	-	-
Corporate bonds		-	-	-	-
Trust preferred securities		-	-	-	-
	$	4,654,692	57,297	-	-

(2) Securities, continued

At December 31, 2004, all unrealized losses in the investment securities portfolio related to debt securities. The unrealized losses on these debt securities arose due to changing interest rates and are considered to be temporary. From the December 31, 2004 tables above, 9 out of 98 securities issued by state and political subdivisions contained unrealized losses and 7 out of 60 securities issued by U.S. Government agencies and Government sponsored corporations, including mortgage-backed securities, contained unrealized losses. These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are government backed.

Proceeds from sales of securities available for sale during 2002 were $6,498,385 with gross gains of $6,705 and no gross losses recognized. There were no sales of securities available for sale during 2004 or 2003.

Investment securities with a fair value of approximately $56,601,000 and $53,473,000 as of December 31, 2004 and 2003, respectively, were pledged to secure public deposits, as required by law, and for other purposes.

(3) Loans

Major classifications of loans at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Commercial, financial and agricultural	$ 50,527,769	31,219,230
Real estate – mortgage	173,110,259	180,991,556
Real estate – construction	114,657,248	68,207,499
Consumer	18,614,114	16,079,558
	356,909,390	296,497,843
Less: Unearned interest	581,614	453,718
Allowance for loan losses	4,080,148	3,479,366
	$ 352,247,628	292,564,759

The Company grants loans and extensions of credit to individuals and a variety of businesses and corporations primarily located in its general trade area of Carroll, Paulding and Douglas Counties, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

Under the line of credit agreement with the Federal Home Loan Bank (see Note 6), the Bank pledges acceptable loans under a blanket lien as collateral for its borrowings.

Changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Balance, beginning of year	$ 3,479,366	3,771,676	3,720,206
Provision for loan losses	925,000	350,000	483,340
Loans charged off	(397,095)	(789,544)	(694,566)
Recoveries	72,877	147,234	262,696
Balance, end of year	$ 4,080,148	3,479,366	3,771,676

(4) Premises and Equipment

Major classifications of premises and equipment at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Land	$ 1,188,765	1,188,765
Buildings and improvements	7,715,254	6,350,989
Furniture and equipment	6,127,392	5,842,829
	15,031,411	13,382,583
Less: Accumulated depreciation	(7,386,532)	(6,619,688)
	$ 7,644,879	6,762,895

Depreciation expense amounted to $919,153, $863,369 and $748,049 in 2004, 2003 and 2002, respectively.

(5) Time Deposits

At December 31, 2004 the scheduled maturities of time deposits are as follows:

2005	$ 90,734,774
2006	36,773,609
2007	6,812,154
2008	5,146,101
2009	8,741,408
	$ 148,208,046

(6) Lines of Credit

The Bank has lines of credit for overnight borrowings of $20,800,000 and 11,000,000 at December 31, 2004 and 2003. The Bank also has a line of credit with the Federal Home Loan Bank of Atlanta (FHLB) with credit availability totaling $110,500,000 at December 31, 2004. The FHLB advances are secured by the Bank's stock in the FHLB, its 1-4 family first mortgage loans and qualified commercial loans. Advances on the FHLB line of credit are subject to available collateral of the Bank. At December 31, 2004 and 2003, the Bank had advances outstanding from the FHLB amounting to $55,000,000 and $45,000,000, respectively. The Bank had no excess collateral available at December 31, 2004 for additional borrowing. An early conversion option allows the FHLB to convert the advances to a variable interest rate upon notification to the Bank. The following advances require quarterly interest payments:

December 31, 2004

Advance	Interest Basis	Current Rate	Maturity	Call Date	Early Conversion Option
$ 10,000,000	Fixed	5.49%	May 2011	May 2006	May 2006, 3 month LIBOR
$ 5,000,000	Variable	2.44%	Daily Rate	-	-
$ 5,000,000	Fixed	7.07%	May 2005	-	-
$ 10,000,000	Fixed	6.16%	July 2005	-	-
$ 5,000,000	Fixed	5.44%	February 2008	-	-
$ 10,000,000	Fixed	3.37%	September 2012	September 2007	September 2007, 3 month LIBOR
$ 10,000,000	Fixed	3.225%	February 2014	February 2009	February 2009, 3 month LIBOR

(6) Lines of Credit, continued

December 31, 2003

Advance	Interest Basis	Current Rate	Maturity	Call Date	Early Conversion Option
$ 10,000,000	Fixed	5.49%	May 2011	May 2006	May 2006, 3 month LIBOR
$ 5,000,000	Fixed	6.14%	December 2004	-	-
$ 5,000,000	Fixed	7.07%	May 2005	-	-
$ 10,000,000	Fixed	6.16%	July 2005	-	-
$ 5,000,000	Fixed	5.44%	February 2008	-	-
$ 10,000,000	Fixed	3.37%	September 2012	September 2007	September 2007, 3 month LIBOR

(7) Commitments

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

In most cases, the Company requires collateral to support financial instruments with credit risk. The following table summarizes the off balance sheet financial instruments as of December 31, 2004 and 2003:

		Approximate Contractual Amount	
		2004	2003
Financial instruments whose contract amounts represent credit risk:			
Commitments to extend credit	$	68,013,000	51,587,000
Standby letters of credit		8,367,000	2,402,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit or personal property.

Various legal actions and proceedings are pending or are threatened against the Company and its subsidiaries, some of which seek relief or damages in amounts that are substantial. These actions and proceedings arise in the ordinary course of the Company's business. After consultation with legal counsel, management believes that the aggregate liability, if any, resulting from such pending and threatened actions and proceedings will not have a material adverse effect on the Company's financial condition.

(8) Stock Repurchase Plan

In 1996, the Board of Directors approved a Stock Repurchase Plan of up to $2,000,000 of the Company's common stock currently outstanding. During 2001, the Board of Directors approved an additional $1,000,000 to be used for the Stock Repurchase Plan. The Company retired 12,858 shares of common stock during 2004. At December 31, 2004, the Company had $943,871 remaining to reacquire shares under the Stock Repurchase Plan.

(9) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2004, that the Company and the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2004 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. Presented below are the Company's and the Bank's actual capital amounts and ratios.

		Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
		Amount *(In 000's)*	Ratio	Amount *(In 000's)*	Ratio	Amount *(In 000's)*	Ratio
As of December 31, 2004:							
Total Capital (to Risk Weighted Assets)							
Consolidated	$	47,919	13%	≥29,475	≥8%	N/A	N/A
Bank	$	43,259	12%	≥29,234	≥8%	≥36,542	≥10%
Tier I Capital (to Risk Weighted Assets)							
Consolidated	$	43,839	12%	≥14,737	≥4%	N/A	N/A
Bank	$	39,179	11%	≥14,617	≥4%	≥21,925	≥ 6%
Tier I Capital (to Average Assets)							
Consolidated	$	43,839	10%	≥17,891	≥4%	N/A	N/A
Bank	$	39,179	9%	≥17,769	≥4%	≥22,211	≥ 5%
As of December 31, 2003:							
Total Capital (to Risk Weighted Assets)							
Consolidated	$	43,280	14%	≥24,640	≥8%	N/A	N/A
Bank	$	39,280	13%	≥24,597	≥8%	≥30,747	≥10%
Tier I Capital (to Risk Weighted Assets)							
Consolidated	$	39,801	13%	≥12,320	≥4%	N/A	N/A
Bank	$	35,801	12%	≥12,299	≥4%	≥18,448	≥ 6%
Tier I Capital (to Average Assets)							
Consolidated	$	39,801	10%	≥15,474	≥4%	N/A	N/A
Bank	$	35,801	9%	≥15,414	≥4%	≥19,267	≥ 5%

(9) Regulatory Matters, continued

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. At December 31, 2004 the Bank could pay approximately $10,668,000 in dividends without obtaining prior regulatory approval.

(10) Incentive Stock Option Plan

Under the January 11, 1994 Incentive Stock Option Plan (the "1994 Plan") the Company may grant options to certain key officers to acquire shares of common stock of the Company at the then fair value, with the number of shares to be determined annually by agreed upon formulas. A total of 160,000 shares of common stock were reserved for possible issuance under the 1994 plan. At December 31, 2003, the Company had distributed all the remaining options available for awards under the 1994 Plan. The options may not be exercised prior to five years from the date of grant and are exercisable no later than ten years from that date. No compensation cost has been recognized for the stock options.

On April 8, 2003 the shareholders approved the WGNB Corp. 2003 Stock Incentive Plan (the "2003 Plan"). Under the 2003 Plan the Company may grant options to certain key officers to acquire shares of common stock of the Company at the then fair value for incentive stock options and no less than 85% of the fair value for nonqualified stock options, with the number of shares to be determined annually by agreed upon formulas. A total of 660,000 shares of common stock were reserved for possible issuance under the 2003 Plan with a maximum of 350,000 shares to be issued under nonqualified stock option grants. At December 31, 2004, the Company had distributed 15,639 of the options available for awards under the 2003 Plan. The options under the 2003 Plan were to be distributed commencing in the 2004 fiscal year and will terminate February 11, 2013 unless previously terminated by the Board of Directors or when the shares approved under the plan have been distributed. The options may be exercised by the participants under a vesting period of five years ratably at 20% per year. The options are exercisable no later than ten years after the date of grant. No compensation cost has been recognized for the stock options.

A summary status of the Company's stock option plan as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates, is presented below:

	2004		2003		2002	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding, beginning of year	135,441	$ 18.53	100,358	$ 15.57	96,279	$ 13.75
Awarded during the year	15,639	$ 28.87	39,734	$ 24.99	17,272	$ 24.00
Forfeited during the year	-	-	-	-	(5,681)	$ 19.59
Exercised during the year	(50,980)	$ 11.57	(4,651)	$ 9.90	(7,512)	$ 8.69
Outstanding, end of year	100,100	$ 23.68	135,441	$ 18.53	100,358	$ 15.57
Options exercisable at year end	15,568		48,739		36,792	
Weighted average fair value of options granted during the year		$ 9.18		$ 8.12		$ 6.91

Notes to Consolidated Financial Statements, continued

(10) Incentive Stock Option Plan, continued

The following information applies to all options outstanding at December 31, 2004:

Options Outstanding				Options Exercisable	
Shares	Range	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Life (Years)	Shares	Wtd. Avg. Exercise Price
6,400	$13.00	$ 13.00	3.11	6,400	$ 13.00
79,333	$20.00-25.00	$ 23.60	6.93	9,168	$ 20.00
14,367	$28.87	$ 28.87	8.11	-	-
100,100	$13.00-28.87	$ 23.68	6.86	15,568	$ 17.12

(11) Defined Contribution Plan

The Company began a qualified retirement plan pursuant to Internal Revenue Code Section 401(k) in 1996 covering substantially all employees subject to certain minimum age and service requirements. Contribution to the plan by employees is voluntary. During 2004, 2003 and 2002, the Company matched 100% of the participants' contributions up to 6% of the participants' salaries which is limited to the annual 401(k) contribution limits. The Company also made discretionary contributions to the plan in 2004, 2003 and 2002 of 5% of participants' salaries. Contributions to the plan charged to expense during 2004, 2003 and 2002 were $453,704, $433,505 and $366,148, respectively.

(12) Income Taxes

The components of the provision for income taxes in the consolidated statements of earnings for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Current:	$ 2,387,873	2,251,444	2,571,959
Federal	265,319	341,612	259,812
State			
Deferred:			
Federal	26,006	75,351	(145,490)
State	2,890	11,417	(17,982)
Total	$ 2,682,088	2,679,824	2,668,299

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2004	2003	2002
Pretax income at statutory rates	$ 2,973,726	2,878,670	2,790,917
Add (deduct):			
Tax-exempt interest income	(448,781)	(390,578)	(331,773)
State taxes, net of federal effect	54,870	85,394	180,054
Non-deductible interest expense	12,757	7,965	28,636
Other	89,516	98,373	465
	$ 2,682,088	2,679,824	2,668,299

(12) Income Taxes, continued

The following summarizes the net deferred tax asset, which is included as a component of other assets, at December 31, 2004 and 2003.

	2004	2003
Deferred income tax assets:		
Allowance for loan losses	$ 1,402,314	1,174,257
Other real estate owned	48,160	149,138
Other	100,719	65,620
Total gross deferred income tax assets	1,551,193	1,389,015
Deferred income tax liabilities:		
Premises and equipment	(368,778)	(357,219)
Net unrealized gain on securities available for sale	(607,526)	(714,812)
Other	(182,331)	(2,816)
Total gross deferred income tax liabilities	(1,158,635)	(1,074,847)
Net deferred income tax asset	$ 392,558	314,168

(13) Related Party Transactions

The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following summary reflects activity for related party loans for 2004:

Beginning balance	$ 4,744,077
New loans	4,242,349
Repayments	(5,216,129)
Change in related parties	3,746
Ending balance	$ 3,774,043

At December 31, 2004 and 2003, deposits from directors, executive officers, and their related interests totaled approximately $8,300,000 and 10,500,000, respectively.

(14) Other Operating Expenses

Components of other operating expenses which exceed 1% of total interest income and other income are as follows:

	2004	2003	2002
Professional fees	$ 622,993	408,457	521,305
Printing and supplies	$ 319,709	306,552	295,281
Software licensing fee	$ -	-	323,654

(15) Fair Value of Financial Instruments

The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

(15) Fair Value of Financial Instruments, continued

Cash and Cash Equivalents

For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Securities

The fair values for investment securities are based on quoted market prices.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of demand deposits, savings accounts, NOW and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances

The fair value of advances outstanding is based on the quoted value provided by the FHLB.

Commitments to Extend Credit, Standby Letters of Credit

Off balance sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgements. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

		2004		2003	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:					
Cash and cash equivalents	$	8,056,243	8,056,243	27,235,798	27,235,798
Securities available for sale	$	60,867,553	60,867,553	55,276,742	55,276,742
Securities held to maturity	$	4,834,649	4,834,649	4,250,000	4,272,800
Loans, net	$	352,247,628	351,433,142	292,564,759	293,298,157
Liabilities:					
Deposits	$	338,398,039	338,165,290	303,316,180	304,808,281
Federal Home Loan Bank advances	$	55,000,000	56,009,314	45,000,000	47,852,386

(16) WGNB Corp. (Parent Company Only) Financial Information

Balance Sheets

December 31, 2004 and 2003

Assets

		2004	2003
Cash	$	2,407,351	4,103,581
Investment in Bank		40,291,753	37,163,669
Securities available for sale		635,399	669,779
Securities held to maturity		2,334,649	743,316
Other assets		57,140	87,380
	$	45,726,292	42,767,725

Liabilities and Stockholders' Equity

		2004	2003
Dividends payable	$	687,675	583,924
Other liabilities		76,307	94,539
Total liabilities		763,982	678,463
Stockholders' equity		44,962,310	42,089,262
	$	45,726,292	42,767,725

Statements of Earnings

For the Years Ended December 31, 2004, 2003 and 2002

		2004	2003	2002
Dividends from Bank	$	2,564,479	2,216,517	1,946,290
Other income		157,496	20,500	60,637
Other expense		(36,083)	(26,295)	(51,332)
Earnings before equity in undistributed earnings of subsidiaries		2,685,892	2,210,722	1,955,595
Equity in undistributed earnings loss of WGCS		-	-	(22,803)
Equity in undistributed earnings of Bank		3,378,273	3,576,128	3,611,873
Net earnings	$	6,064,165	5,786,850	5,544,665

(16) WGNB Corp. (Parent Company Only) Financial Information, continued

Statements of Cash Flows

For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net earnings	$ 6,064,165	5,786,850	5,544,665
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Accretion on securities available for sale	11,846	11,534	6,440
Loss on sale of other real estate	9,675	54,269	-
Equity in undistributed earnings of Bank	(3,378,273)	(3,576,128)	(3,611,873)
Equity in undistributed loss of WGCS	-	-	22,803
Change in other assets	(6,538)	(8,540)	(131,488)
Change in other liabilities	2,348	18,462	189,015
Net cash provided by operating activities	2,703,223	2,286,447	2,019,562
Cash flows from investing activities:			
Capital infusion to bank	-	(275,253)	-
Net assets transferred from WGCS	-	-	91,895
Purchase of securities held to maturity	(1,604,000)	(750,000)	(647,672)
Proceeds from paydowns of securities available for sale	-	6,684	-
Proceeds from sale of real estate owned sale	39,540	44,956	-
Net cash used by investing activities	(1,564,460)	(973,613)	(555,777)
Cash flows from financing activities:			
Payments on borrowings	-	-	(1,282,000)
Payments received from WGCS	-	-	1,282,000
Offering proceeds, net of offering cost	-	-	4,766,454
Dividends paid	(2,460,728)	(2,147,943)	(1,891,627)
Exercise of stock options	589,977	46,042	65,282
Retirement of common stock	(964,242)	(154,533)	(65,282)
Net cash (used) provided by financing activities	(2,834,993)	(2,256,434)	2,874,827
(Decrease) increase in cash	(1,696,230)	(943,600)	4,338,612
Cash at beginning of year	4,103,581	5,047,181	708,569
Cash at end of year	$ 2,407,351	4,103,581	5,047,181
Supplemental disclosure of non-cash financing activities:			
Change in dividends payable	$ (103,751)	(68,875)	(55,148)
Changes in unrealized gains on securities available for sale, net of tax, of Bank	$ (265,213)	78,855	921,914
Issuance of common stock to directors in lieu of directors' fees	$ 12,840	28,915	29,366
Transfer of assets from WGCS to the Company	$ -	-	155,940

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Corporate Address

WGNB Corp.
201 Maple Street
Carrollton, GA 30117
(770) 830-2987

Annual Meeting

Tuesday, April 12, 2005, at 3:00 p.m. at the Carrollton Cultural Arts Center located at 251 Alabama Street, Carrollton, Georgia

Number of Employees as of 12/31/04

149

Investor Relations

For more information about WGNB Corp., visit our investor relations page on our Web site, www.wgnb.com

Interested parties may contact Steven J. Haack, Secretary and Treasurer, via e-mail at shaack@wgnb.com or at the mailing address of WGNB Corp., P.O. Box 280, Carrollton, Georgia 30112 to request information.

Officers of WGNB Corp.

L. Leighton Alston	President and CEO
H. B. Lipham, III	Executive Vice President
Steven J. Haack	Secretary/Treasurer

Officers of West Georgia National Bank

L. Leighton Alston	Chief Executive Officer
H. B. Lipham, III	President
Steven J. Haack	Chief Financial Officer
W. Galen Hobbs, Jr.	Executive Vice President
M. Dan Butler	Chief Information Officer
Janice C. Fraser	Senior Vice President
William R. Whitaker	Senior Vice President
G. William Barker	Group Vice President
Jeffrey A. Bush	Sr. Commercial Loan Officer
Julian C. Carter, Jr.	Douglasville City Executive
J. Keith Crawford	Bowdon City Executive
Larry G. Harris	Group Vice President
C. Scott McDonald	Sr. Consumer Loan Officer
Jon P. Minecci	Sr. Commercial Loan Officer
Lisa L. Robertson	Group Vice President
Diane H. Stephens	Group Vice President
Kay H. Moon	Vice President
Dulcie Y. Powell	Vice President
Melanie W. Robinson	Vice President
Bobby J. Sanders	Vice President
Phil B. Stamps	Vice President
Fletcher L. Underwood	Vice President
Ann H. Bell	Assistant Vice President
Lisa F. Langston	Assistant Vice President
Lisa D. Lee	Assistant Vice President
Rick V. Malone	Assistant Vice President
Joseph C. Morck	Assistant Vice President
Sylvia S. Negri	Assistant Vice President
K. Magdelene Strickland	Assistant Vice President
Francisco E. Baldizon	Banking Officer
John "Christopher" Gladden	Banking Officer
Becky P. Payne	Banking Officer
Susan G. Pierce	Banking Officer
Amy L. Wood	Banking Officer
Jan C. Bone	Assistant Banking Officer
Toby R. Cole	Assistant Banking Officer
Charity E. Davis	Assistant Banking Officer
Patty M. Riggs	Assistant Banking Officer
Lynn Shadrix	Assistant Banking Officer
Teresa M. Simpkins	Assistant Banking Officer
Jerlene K. Stapler	Assistant Banking Officer

Directors West Georgia National Bank

W. T. Green, Jr., Chairman
L. Leighton Alston
Wanda W. Calhoun
Grady Woodfin Cole
Richard A. Duncan
H. B. Lipham, III
L. G. Joyner
R. David Perry
L. Richard Plunkett
Dr. Thomas E. Reeve, III
Thomas T. Richards
Oscar W. Roberts, III
Frank T. Thomasson, III
J. Thomas Vance
Charles M. Willis, Sr.
Joe Whit Walker, Chairman Emeritus

Directors WGNB Corp.

W. T. Green, Jr., Chairman
L. Leighton Alston
Wanda W. Calhoun
Grady Woodfin Cole
Richard A. Duncan
L. G. Joyner
R. David Perry
L. Richard Plunkett
Dr. Thomas E. Reeve, III
Thomas T. Richards
Oscar W. Roberts, III
Frank T. Thomasson, III
J. Thomas Vance
Charles M. Willis, Sr.
Joe Whit Walker, Chairman Emeritus


WGNB
BANK HOLDING COMPANY

WGNB Corp. • 201 Maple Street • Carrollton, GA 30117 • 770-830-2987 • www.wgnb.com